FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Annual Report on Corporate Governance- Financial year 2006	47

APPENDIX I
ANNUAL REPORT ON CORPORATE GOVERNANCE
LISTED COMPANIES

DATA IDENTIFYING ISSUER	FINANCIAL YEAR	2006

TAX ID CODE: A-28015865

Registered name: TELEFONICA, S.A.

Registered offices: GRAN VIA, 28 MADRID MADRID 28013 SPAIN

MODEL OF ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED COMPANIES

For a full understanding of this form and subsequent drafting of the report, please read the instructions attached for this purpose at the end of this report.

A SHAREHOLDING STRUCTURE

A.1. Fill in the following table on the company’s share capital:
Latest date of any change	Share Capital (€)	Number of shares
07-06-2005	4,921,130,397.00	4,921,130,397.00

If there are different types of shares, indicate this in the following table:
Type	Number of shares	Nominal unit value
ALL THE SHARES ARE OF THE SAME TYPE	4,921,130,397	1.00

A.2. List the direct and indirect holders of significant shareholdings in your organisation at the end of the financial year, excluding members of its Board of Directors:
Name or corporate name of shareholder	Number of shares held directly	Number of shares held indirectly (*)	% of the Total/share
CAJA DE AHORROS Y PENSIONES DE BARCELONA, "LA CAIXA"	58,103,174	191,878,573	5.080
BANCO BILBAO VIZCAYA ARGENTARIA	316,735,246	28,943	6.437

(*) Through:

Name or corporate name of direct Shareholder	Number of shares held directly	% Share capital
CAIXA DE BARCELONA DE SEGUROS DE VIDA, SOCIEDAD ANÓNIMA DE SEGUROS Y REASEGUROS, S.A.	19,145,755	0.389
CAIXA HOLDING, S.A., SOCIEDAD UNIPERSONAL	172,732,818	3.510
CONSOLIDAR CIA. DE SEGUROS DE VIDA, S.A. (ARGENTINA)	9,208	0.000
BBVA SEGUROS, S.A. (ESPAÑA)	19,735	0.000
Total:	191,907,516

Indicate the most significant movements in the shareholding structure during the financial year:
Name or corporate name of shareholder	Date of transaction	Description of transaction
.	.	.

A.3. Fill in the following tables on company directors holding company shares:
Name or corporate name of Company Director	Date of first appointment	Date of last appointment	Number of shares held directly	Number of shares held indirectly (*)	% of the Total/share capital
MR. CÉSAR ALIERTA IZUEL	29-01-1997	12-04-2002	1,910,333	78,000	0.040
MR. ISIDRO FAINÉ CASAS	26-01-1994	21-06-2006	144,978	0	0.003
MR. GREGORIO VILLALABEITIA GALARRAGA	27-02-2002	12-04-2002	55	0	0.000
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	26-07-2006	26-07-2006	9,515	1,036	0.000
MR. DAVID ARCULUS	25-01-2006	21-06-2006	10,500	0	0.000
MR. MAXIMINO CARPIO GARCÍA	29-01-1997	12-04-2002	10,247	494	0.000
MR. CARLOS COLOMER CASELLAS	28-03-2001	21-06-2006	564	22,450	0.000
MR. FERNANDO DE ALMANSA MORENO-BARREDA	26-02-2003	11-04-2003	19,349	0	0.000
MR. PETER ERSKINE	25-01-2006	21-06-2006	500	0	0.000
MR. ALFONSO FERRARI HERRERO	28-03-2001	21-06-2006	1,883	103,480	0.002
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	12-04-2002	12-04-2002	39,476	390,000	0.009
MR. PABLO ISLA ALVAREZ DE TEJERA	12-04-2002	12-04-2002	401	0	0.000
MR. JULIO LINARES LÓPEZ	21-12-2005	21-06-2006	25,756	2,207	0.001
MR. AN TONIO MASSANELL LAVILLA	21-04-1995	21-06-2006	2,274	667	0.000
MR. VITALINO MANUEL NAFRÍA AZNAR	21-12-2005	21-06-2006	300	0	0.000
MR. ENRIQUE USED AZNAR	12-04-2002	12-04-2002	20,228	34,000	0.001
MR. ANTONIO VIANA-BAPTISTA	12-01-2000	31-05-2005	103,567	0	0.002

(*) Through:

Name or corporate name of direct shareholder	Number of shares held directly
GRUPO ARCE DE INVERSIONES S.A., SICAV	78,000
MS. PURIFICACIÓN SAMANIEGO LINARES	302
MR. ALVARO ÁLVAREZ-PALLETE SAMANIEGO	302
MR. JOSE MARÍA ÁLVAREZ-PALLETE SAMANIEGO	432
MS. CARMEN SAN ROMÁN RODRÍGUEZ	302
MS. CARMEN CARPIO SAN ROMÁN	64
MS. INÉS CARPIO SAN ROMÁN	64
MR. JERÓNIMO CARPIO SAN ROMÁN	64
AHORRO BURSÁTIL S.A. SICAV	22,450
FINALFESA, S.A.	82,680
INVERSIONES SINGLADURA, S.A. SICAV	20,800
ELETRES, S.L.	390,000
MS. MARÍA JESÚS ROMAÑA PESCADOR	140
MS. BEGOÑA LINARES ROMAÑA	367
JUDBEM DE INVERSIONES, S.A. SICAV	1,700
MS. GEMMA MASSANELL BOLET	667
REVIEW INVERSIONES S.A. SICAV	34,000
Total:	632,334

% of total equity held by the Board of Directors	0.058

Fill in the following tables on Company Directors holding company share options:
Name or corporate name of Company Director	Number of options held directly	Number of options held indirectly	Equivalent number of shares	% of the Total/share capital
.	.	.	.	.

A.4. Where applicable, indicate any family, contractual or corporate relationships between owners of significant shareholdings, as far as the Company is aware, unless of little relevance or ensuing from ordinary trading or exchange:
Name or corporate name of related party	Type of relationship	Brief description

A.5. Where applicable, indicate any commercial, contractual or corporate relationships between owners of significant shareholdings and the company, unless of little relevance or ensuing from ordinary trading or exchange:
Name or corporate name of related party	Type of relationship	Brief description
BANCO BILBAO VIZCAYA ARGENTARIA	Corporate	JOINT SHAREHOLDING WITH TELEFÓNICA MÓVILES ESPAÑA, S.A.U. IN MOBIPAY ESPAÑA, S.A. AND WITH TELEFONICA, S.A. IN MOBIPAY INTERNACIONAL, S.A.
BANCO BILBAO VIZCAYA ARGENTARIA	Corporate	JOINT SHAREHOLDING WITH TELEFÓNICA DE CONTENIDOS S.A.U. IN HISPASAT, S.A.
BANCO BILBAO VIZCAYA ARGENTARIA	Corporate	JOINT SHAREHOLDING WITH TELEFÓNICA S.A. IN ATENTO N.V.

A.6. Indicate any shareholder agreements that have been reported to the company:
Parties to paracorporate agreements	% of share capital affected	Brief description of the agreement

Indicate any concerted actions among company shareholders of which the company is aware:
Parties to concerted actions	% of share capital affected	Brief description of the concerted action

Expressly indicate any change in or break-up of said concerted actions or agreements that has taken place during the financial year.

A.7. Indicate whether any person or organisation exercises or may exercise control over the company pursuant to Article 4 of the Securities Market Law:
Name or corporate name

Comments
.

A.8. Fill in the following tables on the company’s treasury stock:

At year end:
Number of shares held directly	Number of shares held indirectly (*)	% Total/Share capital
75,632,559	0	1.537

(*) Through:

Name or corporate name of direct shareholder	Number of shares held directly

Total:

List any significant variations that have occurred during the financial year, according to Royal Decree 377/1991:
Date	Number of direct shares	Number of indirect Shares	% Total/share capital
08-03-2006	175,195,970	0	3.560
04-04-2006	239,580,268	0	4.868
22-09-2006	47,080,408	0	0.957

Revenue from treasury stock transactions throughout the year (in thousands of euros)	46,850

A.9. Detail the terms and conditions of any authorisation(s) conferred by the General Shareholders’ Meeting to the Board of Directors to purchase and/or transfer the treasury stock described in section A.8 above.

The Ordinary General Shareholders’ Meeting of Telefónica, at its session held on June 21st 2006, resolved to renew the authorisation granted by the GSM of May 31st 2005 for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed as follows:

"To authorise, as set forth in Articles 75 and next of the current Spanish Corporations Law (Ley de Sociedades Anónimas), the acquisition, at any moment and as many times as considered necessary by Telefónica, S.A. – either directly or through any of the subsidiary companies of which it is the dominant company – of the Company’s treasury stock, through a purchase-sale or by any other legal onerous title.

The minimum acquisition price or compensation will be equivalent to the nominal value of the treasury stock acquired and the maximum acquisition price or compensation will be equal to the market value of the treasury stock on an official secondary market at the time of the acquisition.

Said authorisation is granted for a period of 18 months, from the date of the current Annual General Shareholders’ Meeting, and is expressly subject to the limitation that, at any time, the nominal value of the treasury stock acquired under this authorisation, added to that already held by Telefónica, S.A. and any of the controlled subsidiary companies, may exceed 5 percent of the share capital at the time of the acquisition, respecting the limitations set for the acquisition of treasury stock as imposed by the regulatory authorities of the markets on which Telefónica, S.A. shares are quoted.

It is expressly noted that the authorisation granted for the acquisition of treasury stock can be used wholly or partially for the acquisition of these shares of Telefónica, S.A., and that the Company must deliver or transfer to its directors or employees, or to those of the companies in its Group, directly or as a consequence of these, having exercised their option rights, all within the framework of the referenced remuneration systems as the market value of the company shares approved in due form.

To empower the Board of Directors, in the broadest possible terms, to exercise the authorization derived from this resolution and to execute the remaining items included in this, enabling the Board of Directors to delegate to the Executive Committee, the Executive Chairman of the Board or any other person expressly empowered by the Board to this effect.

The unexecuted part of the resolution adopted by the Company’s Annual General Shareholders’ Meeting of May 31st, 2005, in relation to point VI of the Agenda of this same Meeting, shall remain null and void."

A.10. Indicate any restrictions under law or the company articles of association on exercising voting rights and any legal restrictions on the acquisition and/or transfer of company stock:

(i) Restrictions on exercising voting rights:

In accordance with Article 21 of the Company Articles of Association, no shareholder shall be allowed to cast a number of votes representing more than ten percent of the overall share capital entitled to voting rights existing at any time, regardless of the number of shares he/she actually holds. In ascertaining the maximum number of votes which each shareholder may cast, only those shares owned by each shareholder shall be taken into account, and the shares belonging to other shareholders who have appointed such shareholder as their proxy shall not be included, without prejudice to the aforementioned ten percent limit, which shall apply equally to every represented shareholder.

The limit set out in the above paragraph shall likewise apply to the maximum number of votes that may be cast – either jointly or individually – by two or more shareholding companies belonging to the same group of companies, and to the maximum number of votes which may be cast by an individual or a corporate body holding shares in the Company which are directly or indirectly controlled by that individual or corporate body.

(ii) Limits on the acquisition and/or transfer of company stock:

There are no provisions in the Articles of Association restricting or limiting the free transfer of Telefónica stock.

Law 13/2006, of May 26, replaced the legal regime applicable to the disposal of public shareholdings in certain companies to which certain corporate transactions and agreements of Telefónica, S.A., Telefónica Móviles, S.A., Telefónica Móviles España, S.A.U. and Telefónica de España, S.A.U. are subject pursuant to Royal Decree 8/1997, January 10.

This change means the definitive removal of the system of public controls that until now were applicable to operations subject to Law 5/1995, March 23. This Law also resulted in the early termination of the regime that for Telefónica was to finish on 18th February 2007.

B STRUCTURE OF CORPORATE ADMINISTRATION

B.1. Board of Directors

B.1.1. Detail the maximum and minimum number of directorships established under the articles of association:
Maximum number of Directors	20
Minimum number of Directors	5

B.1.2. Fill in the following table with the Board members and their details:
Name or corporate name of Director	Represented by:	Post	Date of first appointment	Date of last appointment	Election procedures
MR. CÉSAR ALIERTA IZUEL	.	CHAIRMAN	29-01-1997	12-04-2002	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	.	DIRECTOR	26-07-2006	26-07-2006	COOPTION
MR. DAVID ARCULUS	.	DIRECTOR	25-01-2006	21-06-2006	COOPTON WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. MAXIMINO CARPIO GARCÍA	.	DIRECTOR	29-01-1997	12-04-2002	COOPTION WITH SUBSEQUENT RATIFICATION BY THE SHAREHOLDERS’ MEETING
MR. CARLOS COLOMER CASELLAS	.	DIRECTOR	28-03-2001	21-06-2006	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. FERNANDO DE ALMANSA MORENO BARREDA	.	DIRECTOR	26-02-2003	11-04-2003	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. PETER ERSKINE	.	DIRECTOR	25-01-2006	21-06-2006	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. ISIDRO FAINÉ CASAS	.	VICE CHAIRMAN	26-01-1994	21-06-2006	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. ALFONSO FERRARI HERRERO	.	DIRECTOR	28-03-2001	21-06-2006	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	.	DIRECTOR	12-04-2002	12-04-2002	GENERAL SHAREHOLDE RS’ MEETING
MR. PABLO ISLA ALVAREZ DE TEJERA	.	DIRECTOR	12-04-2002	12-04-2002	GENERAL SHAREHOLDERS’ MEETING
MR. JULIO LINARES LÓPEZ	.	DIRECTOR	21-12-2005	21-06-2006	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. ANTONIO MASSANELL LAVILLA	.	DIRECTOR	21-04-1995	21-06-2006	GENERAL SHAREHOLDERS’ MEETING
MR. VITALINO MANUEL NAFRÍA AZNAR	.	DIRECTOR	21-12-2005	21-06-2006	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. ENRIQUE USED AZNAR	.	DIRECTOR	12-04-2002	12-04-2002	GENERAL SHAREHOLDERS’ MEETING
MR. ANTONIO VIANA-BAPTISTA	.	DIRECTOR	12-01-2000	31-05-2005	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING
MR. GREGORIO VILLALABEITIA GALARRAGA	.	VICE CHAIRMAN	27-02-2002	12-04-2002	COOPTION WITH SUBSEQUENT RATIFICATION BY THE GENERAL SHAREHOLDERS’ MEETING

Total number of Directors	17

Indicate any members leaving the Board during this period:
Name or corporate name of director	Date of leaving
MR. MIGUEL HORTA E COSTA	29-03-2006
MR. LUIS LADA DÍAZ	26-07-2006
MR. MARIO EDUARDO VÁZQUEZ	21-06-2006

B.1.3. Fill in the following table on the Board members and their different directorships:

EXECUTIVE DIRECTORS
Name or corporate name of Director	Commission proposing appointment	Post within the company organisation
MR. CÉSAR ALIERTA IZUEL	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	CHAIRMAN OF TELEFÓNICA
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	CEO OF TELEFÓNICA LATINOAMÉRICA
MR. PETER ERSKINE	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	CEO OF TELEFÓNICA O2 EUROPA
MR. JULIO LINARES LÓPEZ	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	GENERAL MANAGER OF COORDINATION, DEVELOPMENT OF THE BUSINESS AND SYNERGIES
MR. ANTONIO VIANA-BAPTISTA	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	CEO OF TELEFÓNICA ESPAÑA

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Commission proposing appointment	Name or corporate name of the significant shareholder represented or who proposed the appointment
MR. ISIDRO FAINÉ CASAS	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	CAJA DE AHORROS Y PENSIONES DE BARCELONA, "LA CAIXA"
MR. ANTONIO MASSANELL LAVILLA	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	CAJA DE AHORROS Y PENSIONES DE BARCELONA, "LA CAIXA"
MR. VITALINO MANUEL NAFRÍA AZNAR	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	BANCO BILBAO VIZCAYA ARGENTARIA
MR. GREGORIO VILLALABEITIA GALARRAGA	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	BANCO BILBAO VIZCAYA ARGENTARIA

EXTERNAL INDEPENDENT DIRECTORS

Name or corporate name of Director	Commission proposing appointment	Profile
MR. DAVID ARCULUS	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	HOLDER OF DEGREES IN ENGINEERING AND ECONOMICS. DIRECTOR OF TELEFÓNICA O2 EUROPE, PLC. AND OF BARCLAYS, PLC. VICE CHAIRMAN OF CBI AND MEMBER OF THE FINANCE COMMITTEE OF OXFORD UNIVERSITY PRESS.
MR. MAXIMINO CARPIO GARCÍA	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	DOCTOR IN ECONOMICS. PROFESSOR OF APPLIED ECONOMICS AT THE UNIVERSIDAD AUTÓNOMA DE MAD RI D.
MR. CARLOS COLOMER CASELLAS	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	HOLDER OF ECONOMICS DEGREE. CHAIRMAN OF THE COLOMER GROUP.
MR. FERNANDO DE ALMANSA MORENO-BARREDA	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	HOLDER OF LAW DEGREE. ON LEAVE FROM THE DIPLOMATIC CORPS. FORMERLY HEAD OF STAFF AT THE HOME OF HIS MAJESTY KING JUAN CARLOS I.
MR. ALFONSO FERRARI HERRERO	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	INDUSTRIAL ENGINEER. FORMERLY EXECUTIVE CHAIRMAN OF BETA CAPITAL, S.A. AND SENIOR MANAGER AT BANCO URQUIJO.
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	INDUSTRIAL ENGINEER. DIRECTOR OF ALTADIS, S.A. FORMERLY CHAIRMAN AND MANAGING DIRECTOR OF CORTEFIEL GROUP.
MR. PABLO ISLA ALVAREZ DE TEJERA	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	HOLDER OF LAW DEGREE. STATE LAWYER. FIRST VICE CHAIRMAN AND CHAIRMAN OF INDITEX, S.A.
MR. ENRIQUE USED AZNAR	NOMINATING, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE	TELECOMMUNICATIONS ENGINEER. CHAIRMAN OF AMPER S.A.

OTHER EXTERNAL DIRECTORS

Name or corporate name of Director	Commission proposing appointment

List the reasons why they cannot be considered independent or proprietary:

Indicate any variations that have occurred in the type of each director for the period:
Name of corporate name of the Director	Date of change	Previous type	Current type

B.1.4. Indicate whether the types of Directors set out in the previous point correspond to the distribution established in the Board Regulations:

When considering the present composition of the Board of Directors and the principles governing the same, the current composition is in accordance with the aforementioned Regulations and with the established guidelines of Corporate Governance. The Board is comprised of a significant number of independent Directors (eight), and the external Directors (including Proprietary and Independents) are in majority over executive Directors (twelve vs. five). Furthermore, there is a majority of independent Directors over proprietary Directors (eight vs. four) on the Board.

B.1.5. Indicate, if they exist, any powers delegated to the Managing Director(s):
Name or corporate name of Director	Brief description
MR. CÉSAR ALIERTA IZUEL	AT THE DATE OF PREPARATION OF THE PRESENT REPORT, THE POSITION OF CEO DOES NOT EXIST. HOWEVER, THE EXECUTIVE CHAIRMAN HAS BEEN DELEGATED ALL THE POWERS OF THE BOARD OF DIRECTORS, EXCEPT THOSE WHICH MAY NOT BE DELEGATED BY LAW OR UNDER THE ARTICLES OF THE ASSOCIATION.

B.1.6. Identify any board members in senior management or directive posts in other companies forming part of the listed company:
Name or corporate name of the directors	Corporate name of the group company	Post
MR. CÉSAR ALIERTA IZUEL	TELEFÓNICA O2 EUROPE, PLC (PREVIOUSLY O2, PLC)	DIRECTOR
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	CHINA NETCOM CORPORATION	DI RECTOR
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	TELEFÓNICA LARGA DISTANCIA DE PUERTO RICO INC.	DIRECTOR
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	TELEFÓNICA INTERNACIONAL CHILE, S.A.	CHAIRMAN
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	COLOMBIA TELECOMUNICACIONES, S.A. ESP.	DIRECTOR
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	TELEFÓNICA INTERNACIONAL, S.A.U.	CHAIRMAN
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	TELEFÓNICA O2 EUROPE, PLC (PREVIOUSLY O2, PLC)	DIRECTOR
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	BRASILCEL, N.V.	MEMBER OF THE SUPERVISORY BOARD
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	TELEFÓNICA MUNDO, S.A.	DIRECTOR
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	COMPAÑIA DE TELECOMUNICACIONES DE CHILE, S.A.	DIRECTOR
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES, S.A.	CHAIRMAN
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	TELEFÓNICA DE ARGENTINA, S.A.	VICE CHAIRMAN
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	TELECOMUNICAÇOES DE SAO PAULO, S.A.	VICE CHAIRMAN
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	TELEFÓNICA DATA CORP, S.A.U.	DIRECTOR
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	TELEFONICA HOLDING DE ARGENTINA, S.A.	CHAIRMAN
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	TELEFÓNICA MÓVILES ESPAÑA, S.A.U.	DIRECTOR
MR. JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	TELEFÓNICA DE ESPAÑA, S.A.U	DIRECTOR
MR. DAVID ARCULUS	TELEFÓNICA O2 EUROPE, PLC (PREVIOUSLY O2, PLC)	DIRECTOR
MR. FERNANDO DE ALMANSA MORENO-BARREDA	TELEFÓNICA DE ARGENTINA, S.A.	DI RECTOR
MR. FERNANDO DE ALMANSA MORENO-BARREDA	TELECOMUNICAÇOES DE SAO PAULO, S.A.	DIRECTOR
MR. FERNANDO DE ALMANSA MORENO-BARREDA	TELEFÓNICA DE PERÚ, S.A.A.	DIRECTOR
MR. PETER ERSKINE	TELEFÓNICA O2 EUROPE, PLC (PREVIOUSLY O2, PLC)	CHAIRMAN
MR. PETER ERSKINE	TELEFÓNICA O2 CZECH REPUBLIC, A.S.	CHAIRMAN OF THE SUPERVISORY BOARD
MR. ALFONSO FERRARI HERRERO	COMPAÑIA DE TELECOMUNICACIONES DE CHILE, S.A.	DIRECTOR
MR. ALFONSO FERRARI HERRERO	TELEFÓNICA DE PERÚ, S.A.A.	DIRECTOR
MR. JULIO LINARES LÓPEZ	TELEFÓNICA O2 EUROPE, PLC (PREVIOUSLY O2, PLC)	DIRECTOR
MR. JULIO LINARES LÓPEZ	TELEFÓNICA DE ESPAÑA, S.A.U	DIRECTOR
MR. JULIO LINARES LÓPEZ	TELEFÓNICA DATA CORP, S.A.U.	DIRECTOR
MR. JULIO LINARES LÓPEZ	TELEFÓNICA O2 CZECH REPUBLIC, A.S.	VICE CHAIRMAN OF THE SUPERVISORY BOARD
MR. ENRIQUE USED AZNAR	TELECOMUNICAÇOES DE SAO PAULO, S.A.	DIRECTOR
MR. ENRIQUE USED AZNAR	TELEFÓNICA DE PERÚ, S.A.A.	DIRECTOR
MR. ANTONIO VIANA-BAPTISTA	TELEFÓNICA O2 EUROPE, PLC (PREVIOUSLY O2, PLC)	DIRECTOR
MR. ANTONIO VIANA-BAPTISTA	TELEFÓNICA DE ESPAÑA, S.A.U	CHAI RMAN
MR. ANTONIO VIANA-BAPTISTA	TELEFÓNICA MÓVILES ESPAÑA, S.A.U.	CHAIRMAN

B.1.7. List any company board members who are also members of the board(s) of directors in other companies listed on official securities markets in Spain, other than your own group, that have been reported to the company:
Name or corporate name of director	Listed company	Post
MR. CÉSAR ALIERTA IZUEL	ALTADIS, S.A.	DIRECTOR
MR. CARLOS COLOMER CASELLAS	INDO INTERNACIONAL, S.A	VICE CHAIRMAN
MR. CARLOS COLOMER CASELLAS	ALTADIS, S.A.	DIRECTOR
MR. CARLOS COLOMER CASELLAS	INVERSIONES MOBILIARIAS URQUIOLA, S.A. SICAV	CHAIRMAN
MR. CARLOS COLOMER CASELLAS	AHORRO BURSÁTIL S.A. SICAV	CHAIRMAN
MR. ISIDRO FAINÉ CASAS	ABERTIS INFRAESTRUCTURAS, S.A.	CHAIRMAN
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	ALTADIS, S.A.	DIRECTOR
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	DINAMIA CAPITAL PRIVADO, S.A., SCR	DIRECTOR
MR. PABLO ISLA ALVAREZ DE TEJERA	INDITEX, S.A.	VICE CHAIRMAN-CEO
MR. JULIO LINARES LÓPEZ	SOGECABLE S.A.	DIRECTOR
MR. ENRIQUE USED AZNAR	AMPER S.A.	CHAI RMAN
MR. GREGORIO VILLALABEITIA GALARRAGA	IBERIA LINEAS AEREAS DE ESPAÑA, S.A.	DIRECTOR

B.1.8. Fill in the following tables regarding the accrued aggregate remuneration of Directors during the year:

a)  In the company subject to this report:
Remuneration from	Thousand euros
Fixed remuneration	6,848
Variable remuneration	3,547
Allowances	197
Token payments	0
Share options and/or other financial instruments	0
Others	28
Total:	10,620

Other benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	51
Pension Plans and Funds: Obligations contracted	0
Life insurance premiums	96
Guarantees contributed by the company in favour of directors	0

b) For directors belonging to other boards of directors and/or senior management of group companies:
Remuneration from	Thousands of euros
Fixed remuneration	2,656
Variable remuneration	1,861
Allowances	9
Token payments	0
Share options and/or other financial instruments	291
Others	6
Total:	4,823

Other benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	8
Pension Plans and Funds: Obligations contracted	0
Life insurance premiums	12
Guarantees constituted by the company in favour of directors	0

c) Total remuneration by type of directorship:
Type of director	By company	By group
Executives	8,189	4,238
External proprietary	918	70
External independent	1,513	515
Other external	0	0
Total:	10,620	4,823

d) Regarding the attributable profit of the controlling company:
Total director’s remuneration (thousands of euros)	15,443
Total directors’ remuneration / attributable profit of the controlling company (in %)	0.186

B.1.9. Identify the members of senior management who are not executive directors and indicate total remuneration accruing to them during the year:
Name or corporate name	Post
MR. LUIS ABRIL PÉREZ	General Manager of Corporate Communication
MR. SANTIAGO FERNÁNDEZ VALBUENA	General Manager of Finance and SharedResources
MR. CALIXTO RÍOS PÉREZ	General Manager of Auditing and Management Resources
MR. RAMIRO SÁNCHEZ DE LERÍN GARCIA-OVIES	General Counsel and Secretary to the Board of Directors

Total remuneration of senior management (thousand euros)	5,698

B.1.10. Identify in aggregate terms any guarantees or "golden parachute" clauses benefiting senior managers (including executive directors) of the company or its group. Indicate whether these contracts must be reported to and/or approved by the governing bodies of the company or its group:

Number of beneficiaries	9

	Board of Directors	General Shareholders’ Meeting
Body authorising the clauses	X

	YES	NO
Is the General Shareholders’ Meeting informed of these clauses	X

B.1.11. Indicate the process for establishing board members’ remuneration and any relevant clauses in the Articles of Association regarding such payment.

In accordance with Article 28 of the Articles of Association, Directors’ remuneration shall be comprised of a fixed monthly allowance plus expenses for attending meetings of the Board of Directors and its management or consultative Committees. Any remuneration the Company may pay its Directors collectively under either of the foregoing headings shall be that set for that purpose by the General Shareholders’ Meeting, and shall remain in force until this body resolves that it be changed. The Board of Directors shall determine the exact amount to be paid within that ceiling and how it is divided amongst the various Directors. To this effect, the General Shareholders’ Meeting held on April 11th 2003 fixed the maximum gross annual sum for remuneration to the Board of Directors at 6 million euros.

Additionally, apart from the remuneration detailed in the previous section and applicable for all directors, other remuneration systems may be created that may either be indexed to the list value of the shares, or consist of stock or of stock options for the Directors. The application of said remuneration systems must be authorised by the General Shareholders’ Meeting, which shall fix the stock value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the stock options, the term of such remuneration system and other terms and conditions as deemed appropriate.

The remuneration systems set out in the preceding paragraphs, arising from membership in the Board of Directors, shall be deemed compatible with any and all other professional or work-based compensations to which the Directors may be entitled in consideration for whatever executive or advisory services they may provide for the Company other than supervisory and supervisory duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.

Pursuant to Article 38 of the Regulations of the Board of Directors, Directors shall be entitled to obtain the remuneration set by the Board of Directors according to statutory provisions and following a report issued by the Nominating, Compensation and Corporate Governance Committee. In this regard, and in accordance with the above-mentioned Article 38, with respect to Article 25 of the same regulations, it is incumbent upon the Nominating, Compensation and Corporate Governance Committee of the Board of Directors to report and propose to the Board the compensation system for Directors and to review such compensation from time to time to ensure that it is suitable (the Board shall endeavour to ensure that the remuneration of Directors is in keeping with that paid in the market at companies of similar size and activity) with the services rendered by them. In addition, and pursuant to Article 28.4 of the Articles of Association of Telefónica, S.A., the Annual Report sets out the individual remuneration paid for each post and position on the Board and its Committees (Chairman, Vice Chairman and Member).

The remuneration paid to executive Directors for their executive functions at the Company is set out in aggregate form, broken down into the various remunerative items or concepts.

B.1.12. Indicate the identity of any board members who sit on board(s) of directors or hold senior management posts in companies having significant shareholdings in the listed company and/or its group companies:
Name or corporate name of Director	Name or corporate name of the significant shareholder	Post
MR. FERNANDO DE ALMANSA MORENO-BARREDA	BANCO BILBAO VIZCAYA ARGENTARIA	MANAGING DIRECTOR OF EXTERNAL SERVICES AT APOYO EMPRESARIAL, S.A.
MR. FERNANDO DE ALMANSA MORENO-BARREDA	BANCO BILBAO VIZCAYA ARGENTARIA	DIRECTOR OF BBVA BANCOMER MÉXICO, S.A. DE C.V.
MR. ISIDRO FAINÉ CASAS	HODEFI, S.A.S	CHAIRMAN
MR. ISIDRO FAINÉ CASAS	PORT AVENTURA, S.A.	DIRECTOR
MR. ISIDRO FAINÉ CASAS	CAIXA HOLDING, S.A., SOCIEDAD UNIPERSONAL	DIRECTOR
MR. ISIDRO FAINÉ CASAS	CAJA DE AHORROS Y PENSIONES DE BARCELONA, "LA CAIXA"	GENERAL MANAGER
MR. ANTONIO MASSANELL LAVILLA	CAJA DE AHORROS Y PENSIONES DE BARCELONA, "LA CAIXA"	DEPUTY EXECUTIVE DIRECTOR GENERAL
MR. ANTONIO MASSANELL LAVILLA	E-LA CAIXA, S.A.	EXECUTIVE CHAIRMAN
MR. ANTONIO MASSANELL LAVILLA	CAIXA CAPITAL RISC, S.G.E.C.R., S.A.	DIRECTOR
MR. ANTONIO MASSANELL LAVILLA	PORT AVENTURA, S.A.	DIRECTOR
MR. ANTONIO MASSANELL LAVILLA	C3 CAIXA CENTER, S.A.	JOINT ADMINISTRATOR
MR. ANTONIO MASSANELL LAVILLA	CAIXA CAPITAL DESARROLLO, S.C.R., S.A.	DIRECTOR
MR. GREGORIO VILLALABEITIA GALARRAGA	BBVA PROVIDA AFP	CHAIRMAN
MR. GREGORIO VILLALABEITIA GALARRAGA	BANCO BILBAO VIZCAYA ARGENTARIA CHILE	MEMBER OF THE BOARD

Detail, if appropriate, any relevant relations other than those indicated in the previous section that link members of the board of directors with significant shareholders and/or their group companies:
Name or corporate name of Director	Name or corporate name of significant shareholder	Relationship
MR. VITALINO MANUEL NAFRÍA AZNAR	BANCO BILBAO VIZCAYA ARGENTARIA	RETAIL BANKS DIRECTOR FOR SPAIN AND PORTUGAL IN EARLY RETIREMENT
MR. GREGORIO VILLALABEITIA GALARRAGA	BANCO BILBAO VIZCAYA ARGENTARIA	GENERAL MANAGER IN EARLY RETIREMENT

B.1.13. Indicate, if applicable, any changes made in the Board Regulations during this year.

No changes were made in fiscal year 2006 to the Regulations of the Board of Directors of Telefónica, S.A. approved by its Board of Directors on March 31, 2004 and registered with the Commercial Registry of Madrid on April 22, 2004, pursuant to the provisions of Law 26/2003 of July 17 (Transparency Law).

B.1.14. Indicate any procedures for appointment, re-election, assessment and removal of Directors. List the competent bodies, the steps to be followed and the criteria to be applied in each of the procedures.

APPOINTMENT

Telefónica’s Articles of Association establish that the Board of Directors shall be composed of a minimum of five and a maximum of twenty members, who shall be appointed by the General Shareholders’ Meeting. The Board of Directors may, in accordance with the provisions set out in the Spanish Corporations Law and in the Company Articles of Association, fill vacant positions temporarily by cooption.

To this effect, it is important to note that the appointment of Board members in Telefónica is, as a general rule, submitted for approval by the General Shareholders’ Meeting. It is only on certain occasions, when such a measure is essential due to vacancies on the Board arising after the last GSM, that the Board appoints members by cooption, in keeping with the provisions of the Corporations Law, subject to later ratification by the first subsequent GSM held.

In all other cases, the proposed appointments must follow the procedure set out in the Regulations of the Board of Directors, and must be preceded by the relevant favourable report from the Nomination, Remuneration and Corporate Governance Committee, although such report is not binding.

Thus, and in line with the provisions of the Regulations, when exercising its rights of cooption and proposal of appointments to the General Shareholders’ Meeting, the Board of Directors shall endeavour to ensure that external or non-executive Directors are in the majority over executive Directors. Likewise, the Board shall ensure that within such majority group of external Directors, there are, on the one hand, Directors proposed by holders of significant, stable stakes in the company share capital (proprietary Directors) and, on the other, professionals of acknowledged prestige who are not linked to the management team nor to the significant shareholders (independent Directors). Similarly, the Board shall endeavour to ensure that the independent Directors comprise a majority over the proprietary Directors.

With respect to the selection of external or non-executive Directors, the choice of candidates should fall upon persons of recognised solvency, competency and experience, who are willing to dedicate a sufficient amount of their time to the Company, and extreme care must be taken as to the choice of the persons called to cover posts as independent Directors.

In reference to the election of the aforementioned independent Directors, the Regulations of the Board of Directors establishes that the Board shall propose or assign persons who fulfil the conditions that ensure their impartiality and objective criteria to cover independent Director posts. The criteria applied, for the purpose of illustration, include the following:

  Not to have, or to have recently had, any direct or indirect labour or commercial contractual relation of a significant nature with the Company, its management, the proprietary Directors or companies in the Group whose shareholding interests they represent, banking institutions with an outstanding position in the Company financing, or organisations that receive significant subsidies from it;

  Not to be a Director of another listed company that has proprietary Directors in the Company;

  Not to be a close relative of the executive or proprietary Directors or of the Company’s executive officers.

RE-ELECTION

Directors are appointed for a term of five years and may be re-elected one or more times for periods of the same duration.

Like proposals for appointment, proposals for the re-election of Directors must be preceded by the relevant favourable report issued by the Nomination, Remuneration and Corporate Governance Committee, although such report is not binding.

ASSESSMENT

In accordance with the Regulations of the Board of Directors, this body evaluates its operation and the quality of its work annually, when the Annual Corporate Governance Report is approved.

REMOVAL

Directors shall cease to hold office when the term for which they were appointed elapses, or when such removal is resolved by the General Shareholders’ Meeting, in the exercise of the powers granted this body by law.

B.1.15. Indicate under what circumstances directors are obliged to resign.

In accordance with Article 15 of the Regulations of the Board, Directors must place their offices at the disposal of the Board of Directors and formalise the relevant resignation in the following cases:

  When they reach the age of 70. Directors with executive duties shall cease to serve in such capacity when they reach the age of 65, although they may continue as Directors if the Board so decides.

  When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed disappear.

  When they incur in any of the cases of incompatibility or barring envisaged by law.

  When severely admonished by the Nomination, Remuneration and Corporate Governance Committee for having failed to fulfil any of their obligations as Directors.

  When their continued presence on the Board may affect the credibility or reputation of the Company in the market, or places the Company’s interests at risk in any other way.

B.1.16. Explain whether the duties of the chief executive officer fall upon the Chairman of the Board. If so, indicate the measures taken to limit the risk of the accumulation of powers in a single person:
YES	NO
X

- Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must follow the criteria established by the General Shareholders’ Meeting, the Board of Directors and the Board Committees at all times.

- Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.

- Moreover, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

It is important to emphasise that the Chairman does not hold the casting vote within the Board of Directors.

B.1.17. Are qualified majorities other than those established by law required for certain decisions?
YES	NO
X

Indicate how the Board of Directors adopts resolutions, including at least the minimum quorum of attendees and the types of majorities required to pass resolutions:

Adoption of resolutions
Description of resolution	Quorum	Type of majority
All resolutions	Personal or proxy attendance of one half plus one of all the Directors

Majority of votes present or represented, except in the cases in which the law requires the favourable vote of a larger number of Directors. Resolutions are adopted by the majority of votes of Directors present or represented at the session , except in those cases where the law requires the favourable vote of a higher number of Directors for specific resolutions and in specifically for (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 300 euros, (art. 25 of the Articles of Association) and (ii) for the appointment of Chairman, which is explained in the following section.

B.1.18. Explain if there are other requirements, other than those for Directors, for being appointed Chairman.
YES	NO
X

Description of requirements

In order for a Director to be appointed as Chairman, he/she must have been a member of the Board for at least three years prior to such appointment. However, this is not required when the appointment is made with the favourable vote of at least 85 percent of the members of the Board of Directors.

B.1.19. Indicate whether the Chairman has the casting vote:
YES	NO
X

Subject for which there is a casting vote

B.1.20. Indicate whether the Articles of Association or the Regulations of the Board establish an age limit for Directors:
YES	NO
X

Age limit for Chairman	65
Age limit for CEO	65
Age limit for Directors	70

B.1.21. Indicate whether the Articles of Association or the Regulations of the Board establish a limit on the term of office of independent Directors:
YES	NO
X

Maximum number of years in office	0

B.1.22. Indicate whether formal processes exist for proxy voting in the Board of Directors. If so, describe briefly.

In accordance with article 21 of the Regulations of the Board of Directors, when Directors cannot attend the Board sessions personally, they shall endeavour that the representation granted in favour of another member of the Board includes, as far as is possible, the relevant instructions. Such proxies may be granted by letter or any other medium that, in the opinion of the Chairman, offers sufficient certainty and validity.

B.1.23. Indicate the number of sessions held by the Board of Directors during the year. Likewise, indicate the number of times, if any, the Board has met in the absence of its Chairman:
Number of Board meetings	12
Number of Board meetings held in the absence of its chairman	0

Indicate the number of Board Committee meetings held during the year:
Number of Executive Committee or Executive Commission meetings	19
Number of Audit and Control Committee meetings	11
Number of Nomination Compensation and Corporate Governance Committee meetings	11
Number of Strategy and Investment Committee meetings	0
Number of Regulatory Committee meetings	11
Number of Human Resources and Corporate ResponsibilityCommittee meetings	5
Number of Service Quality and Customer Service Committee meetings	4
Number of International Affairs Committee meetings	3

B.1.24. Indicate whether the individual and consolidated accounts are certified prior to their presentation to the Board of Directors:
YES	NO
X

Identify, if appropriate, the person(s) certifying the individual and consolidated accounts for their formulation by the Board:

Name	Post
..	.

B.1.25. Explain the mechanisms, if any, established by the Board of Directors to avoid presenting the individual and consolidated accounts to the General Shareholders’ Meeting with exceptions in the auditor’s report.

Through the Audit and Control Committee, the Board of Directors plays an essential role supervising the preparation of the Company financial information, controlling and coordinating the various players that participate in this process. In order to achieve this objective, the Audit and Control Committee’s work addresses four basic questions:

(i) to be thoroughly aware of the financial information process and to evaluate the Company’s internal accounting control systems;

(ii) to ensure the independence of the external Accounts Auditor, supervising its work and acting as a channel of communication between the Board of Directors and such external Accounts Auditors, as well as between the external Accounts Auditors and the Company management team;

(iii) to supervise the internal audit services; and

(iv) to oversee the suitability and integrity of the internal financial information control systems.

The Audit and Control Committee verifies both the periodical financial information and the Annual Company Accounts, ensuring that all financial information is drawn up according to the same professional principles and practises. To this effect, the Audit and Control Committee meets whenever appropriate, and held eleven (11) meetings in the course of 2006.

Furthermore, the external Accounts Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different facets of the audit reports and other aspects of its work. Additionally, and on request from the Committee, other members of the Company management team and that of its subsidiary companies are also called to Committee meetings to explain specific matters that are directly within their scope of competence. In particular, officers in the areas of finance, planning and controlling, as well as those in charge of internal audits, often participate in these meetings. The members of the Committee have held separate meetings with each of these persons when it has deemed such a measure necessary in closely monitoring the preparation of the Company financial information.

Notwithstanding the above,, Article 43 of the Regulations of the Board of Directors establishes that the Board of Directors shall ensure it definitively formulates the accounts in such a manner that no exceptions are raised by the Accounts Auditor. However, when the Board considers it must maintain its criteria, it shall publicly explain the content and scope of the discrepancies.

B.1.26. List the measures adopted to ensure that information disclosed to the securities markets is transmitted equitably and symmetrically.

The Company has a specific regulation governing the basic principles of operation in the processes and control systems for the disclosure of information, called "Regulations for Reporting Information to the Markets", adopted on March 26th 2003. This regulation encompasses the legal requirements applicable to Telefónica, both in Spanish and certain foreign legislation due to the Company’s listing on other markets.

As established in these Regulations and in keeping with the provisions of Article 82.2 of the Securities Market Law, the Company reports all relevant information immediately to the markets, through reports to the National Securities Market Commission. Likewise, the Company sends each and every communication registered with the National Securities Market Commission to all the markets where its securities are listed. In accordance with the express provisions of these Regulations, all relevant information is reported to the National Securities Market Commission prior to its disclosure to any other media, thus guaranteeing the generalised and symmetrical circulation of such information.

Reports of relevant information are issued in accordance with the terms and form required by each of the regulations governing the markets where its securities are listed, which includes the use of electronic systems for the registration of information when necessary.

Likewise, the Company posts all the reports on relevant information filed with the National Securities Market Commission on its website, in keeping with the applicable regulations to this effect.

Furthermore, Telefónica files all relevant information that may be contained in specific presentations prepared by the Company for registration with the National Securities Market Commission, and even files the complete content of such presentations when deemed appropriate.

In addition, through the Investor Relations Department, the Company posts all the presentations made at fixed or variable income sector forums and conferences, and those drawn up for certain financial institutions, on its website in the section on information for shareholders and investors. On certain occasions, such as when reporting Company results or in the case of relevant strategic transactions or decisions, it organises conference calls that may be followed either by telephone or through the Internet (webcast), thus ensuring universal access to the information in real time. Prior to this, the Company sends a communication announcing the date and time of the aforementioned conference call to the National Securities Market Commission.

B.1.27. Is the Secretary to the Board also a Director?
YES	NO
X

B.1.28. Indicate the mechanism, if any, established by the company to preserve the independence of the auditor, of financial analysts, investment banks and rating agencies.

With regards to the independence of the external Company Accounts Auditor, Article 43 of the Regulations of the Board of Directors establishes that the Board shall establish, through the Audit and Control Committee, a stable, professional relationship with the Company Accounts Auditor, strictly respecting its independence. Thus, one of the fundamental competencies of the Audit and Control Committee is to "maintain relations with the Company Accounts Auditor to receive information on those matters that may jeopardise the independence of this figure".

Moreover, and in accordance with Article 24 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the General Shareholders’ Meeting, the appointment of the Accounts Auditor as well as, when appropriate, the terms of engagement, the scope of the professional mandate and revocation or renewal of the appointment.

Likewise, the external Accounts Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Accounts Auditor must inform the Audit and Control Committee at least once annually on the most relevant generally accepted auditing policies and practises followed in the preparation of the Company’s financial and accounting information that affect relevant elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Accounts Auditor and the Company management team.

In accordance with internal Company regulations and in line with the requirements imposed by legislation in the United States, the engagement of any service from the external Company Accounts Auditor must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law (in its latest version established in Law 44/2002 of 22 November, on Financial System Reform Measures) and the SarbanesOxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Accounts Auditor, the Audit and Control Committee studies the content of the work to be done, weighing the situations that may jeopardise independence of the Company Accounts Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. Thus, the Company reports the fees paid to the external Company Accounts Auditor, including those paid for non-audit services, in its Annual Report, in accordance with the legislation in effect.

B.1.29. Indicate whether the auditing firm does non-audit work for the company and/or its group. If so, declare the fees it receives for such work and the percentage represented by such fees of the total fees invoices by the company and/or its group.

YES	NO
X

..	Company	Group	Total
Amount from non-audit work (thousand euros)	6	505	511
Amount from non-audit work / total amount invoiced by the auditing firm (in %)	0.200	2.500	2.203

B.1.30. Indicate how many consecutive years the current auditing firm has been auditing the annual accounts of the company and/or its group. Likewise, indicate how many years the current auditing firm has been auditing the accounts as a percentage of the total number of years over which the annual accounts have been audited:

.	Company	Group
Number of consecutive years	2	2

.	Company	Group
Number of years audited by the current audit firm / number of years the company accounts have been audited (%)	8.333	12.500

B.1.31. List the stock holdings of the members of the company’s Board of Directors in other countries with the same, similar or complementary types of activities of the company and/or its group, and which have been reported to the company. Likewise, list the posts or duties they hold in such companies:

Name or corporate name of Director	Corporate name of the company	% participation	Post or Duties
MR. DAVID ARCULUS	BRITISH SKY BROADCASTING GROUP PLC	0.000	-
MR. DAVID ARCULUS	VODAFONE GROUP PLC	0.000	-
MR. DAVID ARCULUS	BT GROUP PLC	0.000	-
MR. ISIDRO FAINÉ CASAS	ABERTIS INFRAESTRUCTURAS, S.A.	0.002	CHAIRMAN
MR. ENRIQUE USED AZNAR	AMPER S.A.	0.390	CHAIRMAN
MR. ANTONIO VIANA-BAPTISTA	PORTUGAL TELECOM, SGPS, S.A.	0.000	DIRECTOR
MR. ANTONIO VIANA-BAPTISTA	PT MULTIMEDIA SERVIÇIOS DE TELECOMUNICAÇOES E MULTIMEDIA, SGPS, S.A.	0.000	-

B.1.32. Indicate and, where appropriate, explain whether there are procedures for Directors to receive external advice:
YES	NO
X

Details of the procedure
Article 31 of the Regulations of the Board of Directors establishes that in order to be aided in the performance of their duties, the external Directors in majority, or any of the Board Committees by majority resolution of its members, may request that legal, accounting, financial or other experts may be engaged at the expense of the Company. Such engagement must necessarily be related to specific problems of certain importance and complexity that arise in the performance of their office.

The Chairman of the Company must be informed of the decision to commission such services, which shall be engaged by the Secretary of the Board, except when the Board of Directors does not consider the engagement of such services to be necessary or appropriate.

B.1.33. Indicate and, where appropriate, explain whether there are procedures for Directors to receive the information they need in sufficient time to prepare for the meetings of the governing bodies:

YES	NO
X
Details of the procedure
The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and addressed at preparing the sessions of the Board and its Committees, with sufficient time. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information – except in absolutely exceptional cases.

For this purpose, all the meetings of the Board and the Board Committees have a pre-established Agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the Agenda of the meetings with sufficient time. Such information is subsequently completed by the written documentation and presentations furnished the Directors during the session itself.

To facilitate all the information and clarifications necessary in relation to certain points deliberated, the senior management of the Group attends nearly all the meetings of the Board to explain the matters within their competencies.

Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are attributed with the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. The exercise of this right to information is channelled through the Chairman or Secretary to the Board of Directors, who shall respond to all requests from Directors, furnishing them with the information directly or by establishing suitable channels within the organisation for this purpose.

B.1.34. Indicate whether there is liability insurance for the company Directors.

YES	NO
X

B.2. Board of Directors Committees

B.2.1. List the governing bodies:

Name of body	Number of members	Duties
BOARD OF DIRECTORS	17

THE HIGHEST BODY OF THE
COMPANY ADMINISTRATION AND REPRESENTATION, THUS BEING EMPOWERED TO UNDERTAKE, WITHINTHE SCOPE OF THE CORPORATE PURPOSE DEFINED WITHIN THEARTICLES OF ASSOCIATION, ALL ACTSAND/OR LEGAL TRANSACTIONS OF ADMINISTRATION AND DISPOSAL,BY
ANY LEGAL TITLE, EXCEPT FOR THOSE RESERVED BY LAW OR THE ARTICLES OF ASSOCIATION TO BE THE EXCLUSIVE COMPETENCE OF THE GENERAL SHAREHOLDERS’ MEETING.
NOTWITHSTANDING THE ABOVE, THE BOARD OF DIRECTORS IS BASICALLY CONFIGURED AS A BODY FOR SUPERVISION AND CONTROL, AND THE ORDINARY MANAGEMENT OF THE COMPANY BUSINESS IS ENTRUSTED TO THE EXECUTIVE BODIES AND THE MANAGEMENT TEAM.

EXECUTIVE COMMISSION	8	THE POWERS AND ATTRIBUTES INHERENT IN THE BOARD OF DIRECTORS, EXCEPT FOR THOSE THAT MAY NOT BE DELEGATED BY LAW OR UNDER THE ARTICLES OF ASSOCIATION

B.2.2. List the Board Committees and their members:

EXECUTIVE COMMITTEE

Name	Post
MR. CÉSAR ALIERTA IZUEL	CHAIRMAN
MR. ISIDRO FAINÉ CASAS	MEMBER
MR. GREGORIO VILLALABEITIA GALARRAGA	MEMBER
MR. MAXIMINO CARPIO GARCÍA	MEMBER
MR. CARLOS COLOMER CASELLAS	MEMBER
MR. PETER ERSKINE	MEMBER
MR. JULIO LINARES LÓPEZ	MEMBER
MR. ANTONIO VIANA-BAPTISTA	MEMBER
MR RAMIRO SÁNCHEZ DE LERÍN GARCIA-OVIES	SECRETARY, NON MEMBER

AUDIT AND CONTROL COMMITTEE

Name	Post
MR. MAXIMINO CARPIO GARCÍA	CHAIRMAN
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	MEMBER
MR. ANTONIO MASSANELL LAVILLA	MEMBER
MR. GREGORIO VILLALABEITIA GALARRAGA	MEMBER
MR. RAMIRO SÁNCHEZ DE LERÍN GARCIA-OVIES	SECRETARY, NON MEMBER

NOMINATING AND COMPENSATION COMMITTEE
Name	Post
MR. ALFONSO FERRARI HERRERO	CHAIRMAN
MR. MAXIMINO CARPIO GARCÍA	MEMBER
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	MEMBER
MR. PABLO ISLA ALVAREZ DE TEJERA	MEMBER
MR. RAMIRO SÁNCHEZ DE LERÍN GARCIA-OVIES	SECRETARY, NON MEMBER

STRATEGY AND INVESTMENT COMMITTEE

Name	Post
.	.

HUMAN RESOURCES AND CORPORATE REPUTATION COMMITTEE
Name	Post
MR. PABLO ISLA ALVAREZ DE TEJERA	CHAIRMAN
MR. ALFONSO FERRARI HERRERO	MEMBER
MR. ANTONIO MASSANELL LAVILLA	MEMBER
MR. ENRIQUE USED AZNAR	MEMBER
MR. ANTONIO HORNEDO MUGUIRO	SECRETARY, NON MEMBER

REGULATION COMMITTEE

Name	Post
MR. ENRIQUE USED AZNAR	CHAIRMAN
MR. FERNANDO DE ALMANSA MORENO-BARREDA	MEMBER
MR. JULIO LINARES LÓPEZ	MEMBER
MR. GREGORIO VILLALABEITIA GALARRAGA	MEMBER
MR. RAMIRO SÁNCHEZ DE LERÍN GARCIA-OVIES	SECRETARY, NON MEMBER

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Post
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	CHAIRMAN
MR. CARLOS COLOMER CASELLAS	MEMBER
MR. ANTONIO MASSANELL LAVILLA	MEMBER
MR. ANTONIO HORNEDO MUGUIRO	SECRETARY, NON MEMBER

INTERNATIONAL AFFAIRS COMMITTEE
Name	Post
MR. FERNANDO DE ALMANSA MORENO-BARREDA	CHAIRMAN
MR. ALFONSO FERRARI HERRERO	MEMBER
MR. GONZALO HINOJOSA FERNÁNDEZ DE ANGULO	MEMBER
MR. ENRIQUE USED AZNAR	MEMBER
MR. GREGORIO VILLALABEITIA GALARRAGA	MEMBER
MR. ANTONIO HORNEDO MUGUIRO	SECRETARY, NON MEMBER

B.2.3. Describe the organisational and operational rules and responsibilities attributed to each of the Board Committees.

THE EXECUTIVE COMMISSION

a) Composition

The Executive Commission is comprised of the Chairman of the Board of Directors and by six Directors appointed by the Board of Directors.

In the qualitative composition of the Executive Commission, the Board of Directors has endeavoured to ensure that the non-executive or the external Directors form a majority in relation to the executive Directors.

In all cases, the favourable vote of at least two thirds of the members of the Board of Directors shall be required for the appointment and/or renewal of the members of the Executive Commission to be valid.

b) Operation.

The Executive Commission shall meet as often as called by the Chairman, usually holding its meetings every fifteen days.

The Chairman and the Secretary to the Executive Commission shall be those persons who hold the same offices on the Board of Directors, and one or more Vice Chairmen and a Vice Secretary may also be appointed.

The Executive Commission shall be validly constituted when the meeting is attended by one half plus one of its members, either present or represented.

Resolutions shall be passed by majority of the Directors attending the meeting (present or represented), and the Chairman holds the casting vote in the event of a draw.

c) Relations with the Board of Directors.

The Executive Commission shall report regularly to the Board of Directors on all matters deliberated and the resolutions passed in its sessions.

THE AUDIT AND CONTROL COMMITTEE

Pursuant to the provisions set out in Article 31 bis of the Articles of Association of Telefónica, S.A., Article 24 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:

a) Composition.

The Audit and Control Committee shall be comprised of four Directors appointed by the Board of Directors. All the members of the said Committee shall be non-executive Directors.

The Chairman of the Audit and Control Committee shall be appointed from among its members, must be replaced every four years, and may be reelected when the term of one year has elapsed from ceasing to hold this office.

b) Duties.

Notwithstanding other duties entrusted it by the Board of Directors, the Audit and Control Committee shall primarily serve to support to the Board of Directors in its supervisory capacity and specifically shall have the following competencies:

1) to report, through its Chairman, to the General Shareholders’ Meeting on matters raised by the shareholders on issues within the competency of the Committee;

2) to propose to the Board of Directors, for subsequent submission to the General Shareholders’ Meeting, the appointment of the Accounts Auditors referred to in Article 204 of the Corporations Law, as well as, when appropriate, the terms of engagement, the scope of professional mandate and revocation or renewal of such appointment;

3) to supervise the internal audit services;

4) to examine the financial information processes and the internal control systems; and

5) to maintain the necessary relations with the Accounts Auditor to receive information on all matters that may jeopardise its independence, and any others related to the process of auditing the accounts, as well as to receive any information and maintain the communications with the Accounts Auditor that are established by legislation governing accounts auditing and the related technical regulations.

c) Operation.

The Audit and Control Committee shall meet at least once each quarter and as often as appropriate at the discretion of its Chairman, or on request from two of its members, or by the Executive Commission.

The Audit and Control Committee may require the Company Accounts Auditor and the internal auditing officer to attend its meetings.

THE NOMINATION, REMUNERATION AND CORPORATE GOVERNANCE COMMITTEE

a) Composition.

The Nomination, Remuneration and Corporate Governance Committee shall be comprised of four Directors. All the members of the committee shall be non-executive directors.

The Chairman of the Nomination, Remuneration and Corporate Governance Committee shall be appointed from amongst its members.

b) Duties.

Notwithstanding other duties entrusted it by the Board of Directors, the Nomination, Remuneration and Corporate Governance Committee shall have the following duties:

(i) To report on the proposals to appoint Directors and senior management of the Company and its subsidiaries.

(ii) To approve the remuneration scales for senior Company management.

(iii) To approve the standard contracts for senior management.

(iv) To determine the remuneration scheme for the Chairman.

(v) To report and propose the remuneration scheme for Directors to the Board of Directors and to review such scheme periodically to ensure that it suits the duties performed by the Directors pursuant to Article 36 of the Regulations of the Board.

(vi) To report on incentive plans.

(vii) To examine the remuneration policy for Directors and senior management annually.

(viii) To report on the proposals for appointment of the members of the Executive Commission and the other Board Committees.

(ix) To prepare and keep a record of the status of the Directors and senior Company management.

(x) To prepare the Annual Report on Corporate Governance.

(xi) To exercise all other competencies assigned to the Committee under the Regulations of the Board of Directors.

All the activities undertaken by the Nomination, Remuneration and Corporate Governance Committee shall be reported to the Board of

Directors at the first subsequent meeting held and, in all cases, the relevant documentation shall be made available so that the Board may be informed of the Committee’s activities and thus suitably perform its supervisory duties.

c) Operations.

The Nomination, Remuneration and Corporate Governance Committee shall meet whenever the Board of the Directors or its Chairman requests the issue of a report or the approval of proposals within the scope of its competencies and when, in the opinion of the Chairman of the Committee, it is appropriate for the proper performance of its duties.

THE REGULATION COMMITTEE

a) Composition.

The Regulation Committee comprises four Directors appointed by the Board of Directors, with a majority of non-executive Directors.

The Chairman of the Regulation Committee shall be appointed from amongst its members.

b) Duties.

Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:

(i) To undertake, through study, analysis and discussion, the continual monitoring of the main topics and matters of a regulatory nature that affect the Telefónica Group at all times.

(ii) To provide a channel for communication and information between the Management Team and the Board of Directors in regulatory matters and, when appropriate, to inform the Board of Directors on matters that are important or relevant for the Company or any of the companies within its Group and for which it may be necessary or appropriate to adopt a decision or establish a particular strategy.

THE HUMAN RESOURCES AND CORPORATE RESPONSIBILITY COMMITTEE

a) Composition.

The Human Resources and Corporate Responsibility Committee is comprised of four Directors, all of whom must be non-executive Directors.

The Chairman of the Human Resources and Corporate Responsibility Committee shall be appointed from amongst its members.

b) Duties.

Notwithstanding other duties entrusted to it by the Board of Directors, the Human Resources and Corporate Reputation Committee shall have at least the following functions:

(i) To analyse, inform and propose to the Board of Directors the adoption of the appropriate resolutions with regards to personnel policy.

(ii) To encourage the development of the Telefónica Group's Corporate Responsibility Project and the implementation of the core values of the Group.

THE SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

a) Composition.

The Service Quality and Customer Service Committee is comprised, at the date of this report, of three Directors. All of the members of this Committee must be non-executive Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from amongst its members.

b) Duties.

Notwithstanding other duties entrusted to it by the Board of Directors, the Service Quality and Customer Service Committee has the following functions:

(i) To examine, analyse and periodically monitor the quality rates of the main services provided by the Telefónica Group companies.

(ii) To evaluate the level of customer service provided by the said companies to its customers.

THE INTERNATIONAL AFFAIRS COMMITTEE

a) Composition.

The International Affairs Committee is comprised of five Directors, all of whom must be non-executive directors.

The Chairman of the International Affairs Committee shall be appointed from among its members.

b) Duties.

Notwithstanding other duties entrusted to it by the Board of Directors, the International Affairs Committee’s primary mission is to reinforce and bring international matters that are relevant to the development of Telefónica to the attention of the Board of Directors. For this purpose, the Committee has the following functions, amongst others:

(i) To pay particular attention to institutional relations in the countries in which the Telefónica Group companies operate.

(ii) To analyse those matters of importance that affect the Group in international bodies or forums, as well as those relating to economic integration.

(iii) To review regulatory matters, issues concerning competition and alliances.

(iv) To evaluate the programmes and activities of the various Company Foundations and the resources that are used in benefit of the Company’s image and its international social presence.

B.2.4. Indicate any advisory and consulting powers and, where applicable, the powers delegated to each of the committees:

Name of committee	Brief description
EXECUTIVE COMMISSION	CORPORATE BODY WITH GENERAL DECISION-MAKING POWERS AND EXPRESS DELEGATION OF ALL THE POWERS ATTRIBUTED TO THE BOARD OF DIRECTORS, EXCEPT THOSE THAT MAY NOT BE DELEGATED BY LAW OR UNDER THE COMPANY ARTICLES OF ASSOCIATION
AUDIT AND CONTROL COMMITTEE	CONSULTATIVE AND CONTROL COMMITTEE
NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE	CONSULTATIVE AND CONTROL COMMITTEE
HUMAN RESOURCES AND CORPORATE RESPONSIBILILY COMMITTEE	CONSULTATIVE AND CONTROL COMMITTEE
REGULATION COMMITTEE	CONSULTATIVE AND CONTROL COMMITTEE
SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE	CONSULTATIVE AND CONTROL COMMITTEE
INTERNATIONAL AFFAIRS COMMITTEE	CONSULTATIVE AND CONTROL COMMITTEE

B.2.5. Indicate, if applicable, any regulations governing the Board committees, where they are made available for consultation and any amendments to the same made during the financial year. Indicate whether any annual report has been voluntarily drawn up on the activities of each committee.

The organisation and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. Besides this, the Audit and Control Committee is also specifically regulated in article 31 bis of the Articles of Association. Both documents are available for consultation of the company website.

B.2.6. If there is an Executive Commission, explain the degree of powers and the independence it has to adopt resolutions on the company administration and management in the performance of its duties.

Within the limits of the legislation in effect, the Board of Directors has expressly delegated all of its powers and attributes, except for those that may not be delegated by law or under the Company Articles of Association, to the Executive Commission, which has general decision-making powers.

The relationship between the Board of Directors and the Executive Commission is based on the principle of transparency, so that the Board is always aware of the decisions made by the Commission. Thus, the Board of Directors is informed at each of its meetings of all the resolutions adopted by the Executive Commission. To this effect, a summary of the Minutes of the Commission sessions is distributed to all the members of the Board, the Board then ratifies the aforementioned resolutions.

B.2.7. Indicate whether the composition of the Executive Commission reflects the participation within the Board of the different types of Directors:
YES	NO
X

If not, describe the composition of the Executive Committee
.

B.2.8. If there is a nominating Committee, indicate whether all its members are external Directors:

YES	NO
X

C. ASSOCIATED TRANSACTIONS

C.1. List any relevant transactions entailing a transfer of resources or obligations between the company or its group companies and the significant shareholders in the company:

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Type of transaction	Nature of the relationship	Value(thousand euros)
CAJA DE AHORROS Y PENSIONES DEBARCELONA, "LACAIXA"	TELEFÓNICA S.A.	Contractual	Loans and other financing transactions	355,587
CAJA DE AHORROS Y PENSIONES DEBARCELONA, "LACAIXA"	GRUPOTELEFÓNICA	Contractual	Others	1,233
BANCO BILBAO VIZCAYA ARGENTARIA	TELEFÓNICA S.A.	Contractual	Loans and other financing transactions	364,330
BANCO BILBAO VIZCAYA ARGENTARIA	TELEFÓNICA DE ESPAÑA, S.A.U	Contractual	Loans and other financing transactions	7,243
BANCO BILBAO VIZCAYA ARGENTARIA	COMPAÑIA DE TELECOMUNICACIONES DE CHILE, S.A.	Contractual	Loans and other financing transactions	38,724
BANCO BILBAO VIZCAYA ARGENTARIA	TELEFÓNICA MOVILES ARGENTINA, S.A.	Contractual	Loans and other financing transactions	24,094
BANCO BILBAO VIZCAYA ARGENTARIA	COLOMBIA TELECOMUNICACIONES, S.A. ESP.	Contractual	Loans and other financing transactions	47,264
BANCO BILBAO VIZCAYA ARGENTARIA	TELEFÓNICA MÓVILES COLOMBIA, S.A.	Contractual	Loans and other financing transactions	7,955
BANCO BILBAO VIZCAYA ARGENTARIA	GRUPO TELEFÓNICA	Contractual	Guarantees, securities and bonds	18,082
BANCO BILBAO VIZCAYA ARGENTARIA	GRUPO TELEFÓNICA	Contractual	Others	215,825
BANCO BILBAO VIZCAYA ARGENTARIA	TELEFONICA S.A.	Contractual	Others	3,299,961
BANCO BILBAO VIZCAYA ARGENTARIA	TELEFONICA S.A.	Contractual	Others	111,375

C.2. List any relevant transactions entailing a transfer of resources or obligations between the Company or its group companies and the Company’s managers or Directors:

Name or corporate name of significant shareholder	Name or corporate name of the Company or its group company	Type of transaction	Nature of the relationship	Value (thousand euros)
.	.	.	.	.

C.3. List any relevant transaction undertaken by the Company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose object and conditions set them apart from the Company's habitual trading:

Corporate name of the group company	Brief description of the transaction	Value (thousand euros)
.	.	.

C.4. Identify, where appropriate, any conflicts of interest affecting company Directors pursuant to Article 127 of the Corporations Law.

The Board of Directors has not been informed of any conflicts of interest to the effects set out in article 127 of the Corporations Law.

C.5. List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the Company and/or its group, and its Directors, management or significant shareholders.

The Company policy has established the following principles governing possible conflicts of interest that may affect Directors, management or significant company shareholders:

* With respect to the Company Directors, Article 35 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the Company’s interest. In the event of conflict, the affected Director shall abstain from intervening in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall abstain from participating in voting that affects matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly undertake professional or commercial operations or transactions with the Company or with any of the companies in its Group, when such transactions are unrelated to the ordinary business of the Company or not performed under market conditions, unless the Board of Directors is informed of said transaction and, after prior favourable report from the Nominating, Compensation and Corporate Governance Committee, approves them with the favourable vote of at least 90% of the Directors present at the meeting.

* With regards to significant shareholders, Article 41 of the Regulations of the Board of Directors establishes that the Board of Directors formally reserves knowledge and authorisation of any transaction between the Company and any of its significant shareholders.

Under no circumstances shall the Board of Directors authorise the transaction without prior report issued by the Nomination, Remuneration and Corporate Governance Committee appraising the transaction from the point of view of the principle of parity treatment of shareholders and the market conditions of the same. For ordinary transactions, a generic authorisation for the type of transaction and its general conditions shall be sufficient.

* With respect to Management, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.

In accordance with the provisions of this Code, Management Personnel are obliged to (a) act at all times with loyalty to the Group and its shareholders, regardless of their own or other interests; (b) abstain from intervening or influencing decision-making that may affect the persons or companies with which the conflict of interest exists; and (c) abstain from accessing information deemed confidential related to such conflict. Furthermore, these persons are obliged to inform the Company Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.

D RISK CONTROL SYSTEMS

D.1. Give a general description of risk policy in the Company and/or its group, detailing and evaluating the risks hedged by the system, as well as an explanation of how far these systems match the profile of each type of risk.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. To do so, the Company Model is applied regularly and equally in all the Group companies, which provides an evaluation of the importance of each of the risks that may affect the companies, as well as the degree of control over the same. This procedure is based on the system proposed by the COSO Reports (Committee of Sponsoring Organizations of the Treadway Commission), in which an integrated framework of Internal Control and Risk Management is established.

Thus, the Group has a map that identifies the risks that require specific control and monitoring according to their importance.

Likewise, the model matrix includes the operational processes in which each of the risks considered are managed, in order to evaluate the control systems established and to be reasonably sure that these risks will not arise.

In this respect, it should be noted that the Company has undertaken the work necessary to modify the risk measurement parameters, moving from the current parameters (grade of importance and level of control) to impact and probability of occurrence, in line with best international practices, evolving from the current COSO I Model to the COSO II Model.

Identification of these risks and processes is undertaken by the Directorate General of Internal Auditing, which is responsible for internal Group audits, who regularly informs the Audit and Control Committee of Telefónica of the results of its work.

The 50 risks considered by the current model applicable to the Group are classified in the following categories:

I.- RISKS RELATED TO BUSINESS PROCESSES:

- Operational risks (risks that could affect the effectiveness and efficiency of operational processes and the provision of services, customer satisfaction and the reputation of Group companies).

- Integrity risks (risks linked to internal and external fraud that the Group companies may have).

- Management and human resources risks (management, administration and leadership, limits on authority, etc).

- Technological risks (including verification of security of information systems - access, data protection, etc., contingency plans, automation of activities, etc.

- Financial risks (highly competitive markets, strictly regulated markets, services provided under licences or concessions, country risks associated with investment in Latin America, management of exchange rate and/or interest rate risks, risks associated with relations with Group members, risks associated with business takeovers and mergers, etc.

II.- INFORMATION RISKS:

- Operating information.

- Financial information.

- Strategic evaluation.

III.- RISKS RELATED TO THE ENVIRONMENT:

- Competition.

- Relations with shareholders.

- Availability of resources.

- Political, economic, legal and tax environment.

- Regulation and changes in the industry.

D.2. Indicate the control systems to assess, mitigate and reduce the main risks of the Company and its group.

1.- As mentioned above, the internal control framework adopted by the Telefónica Group is based on the COSO model, widely recognised in international financial circles, the objectives of which are:

* The efficiency and effectiveness of Company operations.

* Protection of its assets.

* The reliability of financial information.

* Compliance with legislation and regulations.

2.- In addition to the controls established in each of the Company’s operational processes, the Group also has the following specific elements of control:

* An internal audit structure that encompasses the entire Telefónica Group in keeping with the criteria and professional rules set out by the International Institute of Internal Auditors.

It should be noted that Telefónica was the first Spanish company to obtain the quality certification from this body.

* The Consolidated Annual Accounts of the Company and the individual Annual Accounts of all the companies with significant importance are subject to external audits.

Likewise, the External Accounts Auditor is entrusted with the task of making recommendations regarding internal controls in the more important Group companies.

3.- Furthermore, to establish appropriate and consistent control systems, the Telefónica Group has a set of regulations governing basic control issues. The main ones are:

(i) Regulations governing control of the process of drawing up financial/accounting information. This process is governed by the following manuals, instructions and regulations:

- Manual of Accounting Evaluation and Policies.

- Instructions for closure and external auditing.

- Annual calendar of financial/accounting information.

- Corporate Accounts Plan.

- Manual of the information system to branches (technical/IT instrument for the reporting of financial/accounts information and for the consolidation of financial statements).

- Regulations regarding intra-group and internal control operations.

(ii) Regulations governing control of Company information and its financial/accounting information system:

- Registration, communication and control of financial/accounting information.

- Regulations governing disclosure to the markets.

- Rules of conduct for financial personnel.

- Intra-group transactions.

(iii) Regulations regarding external representation and the relationship between companies:

- Powers of attorney: faculties of representation of the Company, to sign contracts, open accounts, dispose of funds, etc.

- Centralised decision-making on Group transactions.

- Payments: segregation of functions, joint signature of two people, bank reconciliations, etc.

- Purchase of goods and services: budgetary reserve, corporate procedure for awards, formalisation of commitments, payment terms, etc.

(iv) Regulations governing environmental minimums:

- Standards to be complied with in the Group when the law does not set a higher requirement.

4.- In addition, the Group also has an Intervention Unit to control and monitor the use of funds. Its duties include controlling the use of funds, relevant transactions and operations, travel and hospitality expenses, implementation of basic controls in the processes of greatest risk, etc.

5.- The Telefónica group also has Units responsible for controlling specific risks. Specifically, these Units deal with risks concerning Risks and Insurance, Reputation, Regulation, Quality and Human Resources (labour risks).

6.- In addition, due to its condition as a Company floated on the New York stock market, Telefónica must comply with the requirements laid down in the SarbanesOxley Law and its development regulations.

In particular, the revision carried out of the effectiveness of internal controls for the financial report both in the process of drawing up account balances and in the main processes that send information to the accounting systems, should be highlighted. This practice is, as we have said, obligatory for Telefónica S.A. and for other companies in the Group due to its nature as "SEC registrant".

7.- In addition, it should be noted that a channel for complaints has been in place since 2005, created by the Audit and Control Committee of the Board of Directors to allow any employee to file complaints, on an entirely anonymous basis, regarding the internal control of financial statements, accounting records or audits.

8.- Lastly, in 2006 the Company’s Board of Directors approved the unification of the Ethical Codes of the different Group companies within a new Code of Conduct to be applied uniformly in all of the countries in which the Telefónica Group operations and to all of the Group’s employees.

Of note within the new text is the creation of an "Code of Conduct Office", which is intended as a mechanism for the implementation and observation of the Code, with the aim of publicising, boosting and ensuring compliance with these principles.

The Code of Conduct establishes the creation of a confidential channel for asking questions, seeking advice and raising issues associated with the fulfilment of the associated principles and policies, particularly in those cases where there may be failure to comply with the code.

D.3. If any of the risks facing the Group and/or its companies have materialised, indicate the circumstances and whether the established control systems worked adequately.

The Telefónica Group has not detected any situations that could lead it to conclude that the basic objectives that define the internal control model have not been reasonably protected.

The internal control model used by Telefónica and its Group is subjected to continual monitoring such that when a risk appears or a control deficiency is found in any process that increases exposure above a reasonable level, the relevant action plans are drawn up incorporating the necessary improvements. The most important aspects of the action plans undertaken are reported to and monitored by the Audit and Control Committee until they are fully implemented.

D.4. Indicate whether there is a committee or other governing body in charge of establishing and supervising these control systems and explain its duties.

The Board of Directors of Telefónica S.A. has constituted an Audit and Control Committee whose duties, competencies and rules of operation are set out in the Articles of Association and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies.

Except in the case of specific themes, the External Auditor and representatives of the Directorates General of Finances, Internal Auditing and Strategy, Budgeting and Control are invited to attend the meetings of the Committee. Occasionally, as previously mentioned above, other managers from within the Group are invited to inform the Committee on specific areas of interest to it.

The functions of the Committee are established in the Articles of Association of Telefónica S.A. (art. 31 bis), in the Regulations of the Board of Directors (art. 24) and in section B.2.3 of this report.

In addition, the Company has designed a system of information to which the Chairman and the members of the Audit and Control Committee have access, through which they can obtain, if they wish, information on the conclusions of internal auditing reports and on the fulfilment of recommendations subject to specific monitoring.

In addition to this, within the Group, Committees have been set up in those companies with shares on the stock market, with similar functions to those described for the Audit and Control Committee of Telefónica S.A.

D.5. Identify and describe the processes for compliance with the regulations applicable to the Company and/or its groups.

The great majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Amongst the basic objectives of the internal control model described above is objectives compliance with those laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has units exercising specific control over this type of risks, especially through its legal services and in the area of corporate regulation.

E   THE GENERAL SHAREHOLDERS’ MEETING

E.1. Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company Articles of Association. Describe any difference from the minimum regime set out in the Corporations Law.

Pursuant to Article 15.4 of the Articles of Association, both ordinary and extraordinary General Shareholders’ Meetings shall be validly constituted in accordance with the requirements of the legislation in effect in each case, depending on the matters on the Agenda.

E.2. Explain the rules governing the adoption of corporate resolutions. Describe any differences from the provisions established in the Corporations Law.

Article 21 of the Articles of Association established that the General Shareholders’ Meeting shall adopt its resolutions with the majority of votes established by law, cast by the shareholders present or represented.

Each share present or represented at the General Shareholders’ Meeting shall give rise to one vote, except shares without voting rights, pursuant to the provisions of the law.

Notwithstanding the provisions of the paragraph above, no shareholder shall be allowed to cast a number of votes representing more than ten percent of the overall share capital with voting rights existing at any given time, regardless of the number of shares he/she actually holds.

In ascertaining the maximum number of votes that each shareholder may cast, only those shares owned by each shareholder shall be taken into account, and the shares belonging to other shareholders who have appointed such shareholder as their proxy shall not be included, without prejudice to the aforementioned ten percent limit, which shall apply equally to every represented shareholder.

The limit set in the preceding paragraphs shall also apply to the maximum number of votes that may be cast, jointly or individually, by two or more corporate bodies holding shares that belong to the same group of entities, and to the maximum number of votes that may be cast by an individual or corporate body holding shares in the Company or by the organisation or organisations, also holding shares, that are directly or indirectly controlled by such individual or corporate body.

To the effects of the paragraph above, both the existence of groups of organisations and the controlling situations described above shall be ascertained in accordance with the provisions of section 4 of the Securities Market Law of 28th July 1998.

Without prejudice to such restrictions on the voting rights as set out above, all the shares represented at the General Shareholders' Meeting shall be taken into account in the determination of the required quorum to validly hold the Meeting; however, in the casting of votes, those shares shall be subject to the ten percent limit on the number of votes that may be cast, in accordance with the provisions of the present article 21.

E.3. List all shareholders’ rights regarding the General Shareholders’ Meetings other than those established under the Corporations Law.

Telefónica grants all shareholders the rights related to the General Shareholders’ Meetings set out in the Corporations Law. Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations of Telefónica's General Shareholders’ Meeting, shareholders may, at all times and following accreditation of their identity as such, make suggestions related to the organisation, operation and competencies of the General Shareholders’ Meeting through the Shareholders’ Office.

E.4. Indicate measures adopted, if any, to encourage shareholder participation in the General Shareholders’ Meetings.

The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica is to offer the shareholder a framework that guarantees and facilitates the exercise of his/her rights in relation to the sovereign Company body, with particular attention to the right to information and participation in the deliberations and voting, endeavouring to achieve maximum diffusion of the call and proposed resolutions to be submitted to the GSM.

In addition to the measures required by the applicable law in effect, the following are specific measures for in the Regulation of the General Shareholders’ Meeting with a view facilitating shareholders’ attendance and participation in the Meeting:

* WEBSITE

Incorporation into the Company website, from the date of publication of the announcement of the notice of meeting and in addition to the documents and information required by law, of all the information that the company deems appropriate with regard to the aforementioned objectives and in particular, as an indication, the

a) The text of all the proposed resolutions to be submitted to the General Shareholders’ Meeting that have been approved by the Board of Directors, without prejudice to their subsequent modification by the Board prior to the date of the Meeting, when legally possible.

b) Information regarding the venue of the General Shareholders’ Meeting and describing, if appropriate, the process for access to the hall.

c) Procedure for obtaining attendance cards or certificate issued by the legally authorised bodies.

d) Means and procedures to grant proxy for the General Shareholders' Meeting.

e) The means and procedures for remote voting should they exist.

f) All other issues of interest to follow the meeting, such as the existence of media for simultaneous interpreting of the meeting, audiovisual diffusion of the Meeting or information in other languages.

The Company shareholders may obtain all the aforementioned information through the corporate website, or may request that it be sent to them free of charge through the mechanisms established on the website for this purpose.

* FORMULATION OF SHAREHOLDERS’ SUGGESTIONS

As indicated above and without prejudice to the rights of shareholders to request inclusion of certain matters on the Agenda of the Meeting when requesting its call in the cases and terms envisaged by law, shareholders may, at all times and with prior accreditation, make suggestions regarding the organisation, operation and competencies of the General Shareholders’ Meeting through the Shareholders’ Office.

Likewise, through the Shareholders’ Office, shareholders may request all types of information, documentation and clarifications required in relation to the GSM, either through the Company website or by calling the toll-free line.

* DELEGATION AND REPRESENTATION

The Chairman of the General Shareholders’ Meeting or, when so delegated by the Chairman, the Secretary, shall resolve all doubts that may arise with respect to the validity and effectiveness of the documents accrediting the right of any shareholder to attend the GSM individually or in representation of another, as well as to the delegation and proxy in favour of another party, endeavouring to consider invalid or ineffective only those documents that lack the minimum requirements, provided that such defects have not been remedied.

E.5. Indicate whether the General Shareholders’ Meeting is presided by the Chairman of the Board. List the measures, if any, adopted to guarantee the independence and correct operation of the GSM:

YES	NO
X

Describe the measures
The General Shareholders’ Meeting of Telefónica S.A. has established its principles of organisation and operation in a set of Regulations, approved by the GSM, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.

In addition to establishing the principles of organisation and operation of the General Shareholders' Meeting, gathering and organising the different aspects of calling, organisation and development of the GSM in a single text, the document provides mechanisms to:

- facilitate shareholders’ exercise of their relevant rights, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting,

- ensure maximum transparency and efficiency in forming the will and decision-making by the GSM, ensuring the maximum possible dissemination of the call and of the proposed motions.

Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always be in line with the criteria and guidelines determined by the GSM (in addition to the Board of Directors and the Board Committees).

E.6. Indicate the amendments, if any, made to the Regulations of the General Shareholders' Meeting during the year.

The Regulations of the General Shareholders’ Meeting of Telefónica were approved by the Ordinary GSM of the Company held on April 30th 2004, and have not been amended since then.

E.7. Indicate the attendance figures for the General Shareholders’ Meeting held during this year:

Attendance figures

Date GSM	% attending in person	% by proxy	remote voting	Total %
21-06-2006	0.086	52.365	0.000	52.451

E.8. Briefly describe the resolutions adopted at the General Shareholders’ Meeting held during the year and the percentage by which each resolution was passed.

GENERAL SHAREHOLDERS’ MEETING – JUNE 21st 2006

I. Approval of the Annual Accounts for financial year 2005.

- Votes in favour: 2,513,791,007 (97.38%)

- Votes against: 329,455 (0.012%)

- Abstentions: 67,070,666 (2.59%)

- Result: Approved

II. Merger of Telefónica, S.A. and Telefónica Móviles, S.A.

- Votes in favour: 2,570,280,957 (99.57%)

- Votes against: 755,350 (0.029%)

- Abstentions: 10,154,821 (0.39%)

- Result: Approved

III.1 Re-election of Mr. D. Carlos Colomer Casellas.

- Votes in favour: 2,557,398,872 (99.07%)

- Votes against: 4,288,597 (0.16%)

- Abstentions: 19,503,659 (0.75%)

- Result: Approved

III.2 Re-election of Mr. Isidro Fainé Casas.

- Votes in favour: 2,545,271,614 (98.60%)

- Votes against: 16,222,997 (0.62%)

- Abstentions: 19,696,517 (0.76%)

- Result: Approved

III.3 Re-election of Mr. Alfonso Ferrari Herrero.

- Votes in favour: 2,560,670,764 (99.20%)

- Votes against: 4,321,019 (0.16%)

- Abstentions: 16,199,345 (0.62%)

- Result: Approved

III.4 Re-election of Mr. Luis Lada Díaz.

- Votes in favour: 2,546,433,539 (98.65%)

- Votes against: 15,082,114 (0.58%)

- Abstentions: 19,675,475 (0.76%)

- Result: Approved

III.5 Re-election of Mr. Antonio Massanell Lavilla.

- Votes in favour: 2,536,607,244 (98.27%)

- Votes against: 24,403,932 (0.94%)

- Abstentions: 20,179,952 (0.78%)

- Result: Approved

III.6 Ratification of the appointment of Mr. David Arculus.

- Votes in favour: 2,556,269,400 (99.03%)

- Votes against: 8,719,695 (0.33%)

- Abstentions: 16,202,033 (0.62%)

- Result: Approved

III.7 Ratification of the appointment of Mr. Peter Erskine.

- Votes in favour: 2,548,714,423 (98.74%)

- Votes against: 16,106,504 (0.62%)

- Abstentions: 16,370,201 (0.63%)

- Result: Approved

III.8 Ratification of the appointment of Mr. Julio Linares López.

- Votes in favour: 2,549,703,218 (98.78%)

- Votes against: 15,082,114 (0.58%)

- Abstentions: 16,405,796 (0.63%)

- Result: Approved

III.9 Ratification of the appointment of Mr. Vitalino Manuel Nafría Aznar.

- Votes in favour: 2,547,742,403 (98.70%)

- Votes against: 16,599,613 (0.64%)

- Abstentions: 16,849,112 (0.65%)

- Result: Approved

IV. Authorisation of long-term incentive plan.

- Votes in favour: 2,553,382,923 (98.92%)

- Votes against: 17,936,339 (0.69%)

- Abstentions: 9,871,866 (0.38%)

- Result: Approved

V. Authorisation for the acquisition of treasury stock, either directly or through Group companies.

- Votes in favour: 2,572,878,997 (99.67%)

- Votes against: 1,010,147 (0.03%)

- Abstentions: 7,301,984 (0.28%)

- Result: Approved

VI. Authorisation for the Board to increase share capital under the terms and conditions laid down in article 153.1.b) of the Corporations Law.

- Votes in favour: 2,338,826,746 (90.61%)

- Votes against: 230,295,020 (8.92%)

- Abstentions: 12,069,362 (0.46%)

- Result: Approved

VII. Delegation of faculties for the formalisation, interpretation, rectification and execution of resolutions adopted by the GSM.

- Votes in favour: 2,570,674,474 (99.59%)

- Votes against: 329,794 (0.01%)

- Abstentions: 10,186,860 (0.39%)

- Result: Approved

E.9. Indicate, if appropriate, the number of shares required to attend the General Shareholders’ Meeting and whether the Company Articles of Association establish any restrictions in this regard.

As established in Article 17 of the Company Articles of Association, every shareholder who holds at least a number of shares representing a par value of not less than 300 euros shall be entitled to attend the General Shareholders’ Meeting, provided that said shares have been entered in the shareholder’s name in the relevant registry of account entries no less than five days prior to the date on which the GSM is scheduled to be held, and that each shareholder documents such circumstance by means of the corresponding attendance card or certificate issued by any of the Depositories participating in the Registry Systems Management Company that are members of the Securities Clearing and Settlement Service, or by any other means envisaged under the legal provisions in effect.

Notwithstanding the above, shareholders who have a lesser number of shares shall be allowed at all times to delegate the representation thereof upon a shareholder with the right to attend the GSM, as well as to join with other shareholders in similar situation in order to reach the required number of shares, conferring their representation on only one of the aforementioned group of shareholders. Such representation shall be drawn up especially for each Meeting and shall be documented in written form.

All shareholders entitled to attend shall be allowed to delegate their representation at the GSM upon another person, who need not be a shareholder. Such proxy shall be granted on such terms and conditions as may be required by law.

E.10. Indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.

As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:

*Voting by proxy at the GSM:

- All shareholders entitled to attend shall be allowed to delegate their representation at the General Shareholders’ Meeting upon another person, who need not be a shareholder. Such representation shall be granted specially for each Meeting, either through the proxy form printed on the attendance card or through any other means envisaged by law.

- Likewise, shareholders who hold less than the minimum number of shares required to attend the General Shareholders’ Meeting (300 shares) shall be allowed at any time to delegate the representation thereof upon a shareholder with the right to attend the General Shareholders’ Meeting, as well as to join with other shareholders in similar situation in order to reach the required number of shares, conferring their representation on only one of the aforementioned group of shareholders.

* Voting instructions:

- The documents recording delegation or representation of vote shall state voting instructions. Should express instructions not be given, it shall be understood that the representative shall vote in favour of the proposed resolutions put forward by the Board of Directors on the matters included on the Agenda for the Meeting.

- Should there be no instructions because the General Shareholders’ Meeting is to resolve on matters that, while not on the Agenda for the Meeting and thus, unknown at the date of the delegation, may be submitted to ballot at the GSM, the representative must cast the vote in the manner he/she deems the most appropriate, taking into account the interest of the Company and the party represented. The same shall apply when the relevant proposal or proposals submitted for decision by the Meeting are not formulated by the Board of Directors.

*The party acting as representative:

- If the proxy document does not state the specific person or persons to whom the shareholders grants representation, it shall be understood to be granted in favour of the Chairman of the Board of Directors of the Company, or whosoever may be a stand in for the Chairman to preside the Meeting, or in favour of the person appointed by the Board of Directors and notified in advance in the official announcement of the call for the GSM.

- In cases in which a public request for representation is formulated, the restrictions on the exercise of voting rights set out in Article 114 of the Securities Market Law shall apply to the Director obtaining such representation.

Finally, and with a view to facilitating the maximum participation of shareholders, the Regulations of the General Shareholder’s Meeting establishes that the Chairman of the Meeting, or when so delegated by the Chairman, the Secretary of the same, shall resolve all doubts arising concerning the validity and effectiveness of the documents accrediting the delegation or representation in favour of another party, endeavouring to consider as invalid or ineffective only those documents that lack the minimum essential requirements, and provided that such defects have not been remedied.

E.11. Indicate whether the company is aware of the institutional investors’ policy on whether or not to participate in the company’s decision making:
YES	NO
X

Describe the policy

E.12. Indicate the address and mode of access to corporate governance content on your website.

Telefónica fulfils applicable legislation and best practices in terms of the content of the website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, through direct access from the homepage of Telefónica, S.A. (www.telefonica.es) in the section "Information for Shareholders and Investors" (www.telefonica.es/accionistaseinversores), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Company website, except for certain specific documents, is available in three languages: Spanish, Portuguese and English.

F   DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of the company’s compliance with existing recommendations on corporate governance or, where applicable, where it has not followed such recommendations.

Should the company not comply with any of the aforementioned recommendations, explain the recommendations, rules, practises or criteria the company applies.

Until the single document referred to in the ORDER ECO/3722/2003 of 26th December is completed, the recommendations of the Olivencia Report and the Aldama Report should be used as a reference in completing this section.

The fundamental rules of corporate governance structure in Telefónica are established in the Articles of Association, the Regulations of the General Shareholders’ Meeting and in the Regulations of the Board of Directors.

On May 22nd 2006, the Board of the National Securities Market Commission passed, as the single document of corporate governance recommendations, the Unified Code of Good Governance, establishing with it the fact that companies listed on stock exchanges should take said Unified Code as reference on presentation, in the first semester of 2008, the Annual Report on Corporate Governance for the financial year 2007.

As a result, and according to the guidelines established in Circular 1/2004 of March 17th, issued by the National Securities Market Commission, there follows an analysis of the degree of compliance with the most relevant international Corporate Governance recommendations, including those formulated in Spain, both in the Report published by the "Special Commission to Study an Ethical Code for the Boards of Directors of Companies: Corporate Governance in Listed Companies", of February 26th 1998 (Olivencia Code) and the "Special Commission to encourage transparency and security in the markets and listed companies", of January 8th 2003 (Aldama report).

PRINCIPLES OF CORPORATE GOVERNANCE

"Existence of internal provisions to regulate the corporate governance system".

The fundamental rules of corporate governance in Telefónica are set out in its Articles of Association, the Regulations of the General Shareholders’ Meeting and in the Regulations of the Board of Directors. The Regulations of the General Shareholders’ Meetings establish the principles of the organisation and operation of this body, thus complying with Law 26/2003 of 17 July. Moreover, the Regulations of the Board of Directors, as fundamental rules for corporate governance of the Company, determine the principles of action for the Board of Directors, regulate its organisation and operation, and establish rules of conduct for its members.

In view of this, and as the basis of the corporate governance structure in Telefónica, the Regulations of the Board of Directors of the Company determine the fundamental principles that should inspire the Board of Directors’ activities:

* General principles of action for the Board of Directors: The Board of Directors shall perform its duties with a view to the corporate good, understood as the interest of the Company; and to this effect, shall act to ensure the long-term feasibility of the Company and maximise its value, also pondering the legitimate plural public and private interests that arise in the performance of all business activity.

* In relation to its shareholders: the Board of Directors, as the vehicle linking the Company shareholders and management, undertakes the obligation to establish the channels of communication necessary so that it may be aware of the proposals formulated by shareholders in relation to the Company management. Furthermore, the Board of Directors undertakes to guarantee parity of treatment in its relations with shareholders.

* In relation to the market: The Board is committed to carrying out the acts and adopting the measures required to ensure the transparency of the Company with regard to financial markets and to promote the suitable setting of the Company shares, particularly avoiding manipulation and abuse of confidential information.

THE BOARD OF DIRECTORS

"Express undertaking by the Board of Directors of the general supervisory duties, as an undelegateable task, and the establishment of a list of matters reserved for its knowledge".

The Regulations of the Board of Directors establish this body basically as a body for the supervision and control of the Company activities, entrusting the day-to-day management of business to the executive bodies and the management team. Moreover, as established in these Regulations, those powers that are legally or statutorily reserved for the exclusive knowledge of the Board, and those necessary for the responsible performance of its basic supervisory and control duties may not be delegated.

In agreement with this, and within the scope of its supervisory and control duties, the Board of Directors determines the management strategies and guidelines for the Company, establishes the bases of corporate organisation to guarantee its maximum efficiency, implements and oversees the establishment of the suitable procedures for the information of shareholders and the markets in general, adopts the appropriate decisions regarding business and financial transactions for the Company and approves its own organisation and operation to ensure optimal performance of the aforementioned duties.

COMPOSITION OF THE BOARD OF DIRECTORS

"The operational size of the Board of Directors is suitable to the characteristics of the Company".

Telefónica’s Articles of Association establish that the Board of Directors is comprised of a minimum of five and a maximum of twenty members. The complexity of the Telefónica Group, the significant number of companies within the Group, the variety of the sectors and countries in which it operates, its multi-national nature and its economic and corporate relevance amply justify the current number of members is suitable to ensure that the Board operates effectively.

"Incorporation of a reasonable number of independent Directors on the Board. Majority of external or non-executive Directors over executive Directors. Presence of multi-national interests on the Board of Directors".

Considering the present composition of the Board of Directors of Telefónica and the principles that govern such composition – established in the Regulations of the Board – one may conclude that: (a) the Board has a significant number of independent Directors (eight); (b) external Directors (proprietary and independent) comprise an ample majority over executive Directors (twelve vs. five); and (c) it has the significant participation of independent Directors, who represent a majority over proprietary Directors (eight vs. four).

In addition, and given the multinational nature of the Telefónica Group, there are three foreign Directors on the Board of the Company. It is also important to note the existence of an International Affairs Committee to support the Board with regards to the international matters that may arise.

OPERATION OF THE BOARD

"Meetings of the Board: frequency, encouraging the participation of all members, care in drafting the minutes and an annual evaluation of its efficiency".

To ensure the proper operation of the Board, its ordinary meetings are held once a month and, at the discretion of the Chairman, as many additional times as is deemed appropriate for the smooth operation of the Company. For ordinary sessions, the Board itself establishes a pre-set calendar at the beginning of the financial year, so that all the Directors are aware of the meeting dates beforehand. In addition, the dates are again communicated at least three days prior to the date scheduled for the meeting, together with the call for the meeting. With the same object in view, the Directors are sent the documentation related to the Agenda for the meetings with sufficient prior notice, and such documentation is completed with the written presentations and documents distributed during the session itself.

THE COMPANY CEO

"Should the Board opt to endow the Chairman with CEO powers, it must adopt the due safeguards to reduce the risk of concentrating power in a single individual."

The Chairman of the Board of Directors is the Company CEO and is a key figure in the Board of Directors. The Executive Chairmanship in Telefónica was established to ensure that the Company would benefit at all times from clear, direct leadership both externally and internally, and from the flow of information between the Company management and the Board, which is essential for the Board’s effective performance of its strategic and supervisory functions.

In accordance with the Regulations of the Board of Directors, the actions of the Chairman shall at all times be in keeping with the criteria and guidelines determined by the General Shareholders’ Meeting and by the Board of Directors and the Board Committees. Likewise, all resolutions or decisions of special importance to the Company shall be submitted for the prior approval of the Board of Directors or the relevant control Committee. Furthermore, the adoption of certain resolutions requires the reports and proposals from the different Board Committees, and it is important to note that the Chairman does not hold the casting vote on the Board of Directors.

SECRETARY TO THE BOARD OF DIRECTORS

"Relevance of the figure of Secretary to the Board, reinforcing his/her independence and emphasising his/her duty to ensure the formal and material legality of the actions undertaken by the Board".

At present, the Secretary to the Board does not have Director status. Pursuant to the Regulations of the Board, the Secretary’s essential task is to ensure the formal and material legality of the Board actions at all times and to guarantee that its procedures and rules of governance are respected.

THE EXECUTIVE COMMISSION

"Existence of an Executive Commission with a composition similar to that of the Board. The relationship between both bodies should be based on the principle of transparency".

Taking into consideration the structure of the Company’s management, the Executive Commission maintains similar balance to the one established for the composition of the Board of Directors.

The relationship between the Board of Directors of Telefónica and its Executive Committee is based on the principle of transparency, such that the Board is fully aware of the matters deliberated and the decisions made by this Commission. In line with this transparency, the matters deliberated always comprise a point on the Agenda to be dealt with at the next Board of Directors meeting.

THE BOARD OF DIRECTORS COMMITTEES

"Existence of Committees for consultation or control, comprised exclusively of external Directors, particularly for matters related to audit and control and on questions of appointments and remunerations".

The Board of Directors of Telefónica has established the consultative and/or control committees recommended both by the Olivencia Code and the Aldama Report and in particular, has an Audit and Control Committee (obligatory since the year 2002) and a Nomination, Remuneration and Corporate Governance Committee, comprised of external Directors.

Moreover, the Board also deemed it appropriate to create four additional consultative committees: the Regulation Committee, the Human Resources and Corporate Reputation Committee, the Service Quality and Customer Service Committee, and the International Affairs Committee.

Therefore, at the date on which this report is issued, there are six consultative and/or control committees in existence in the Company.

THE DIRECTORS

"Measures to ensure that Directors are provided with the necessary information both in time and form".

The Company has adopted the measures necessary to ensure that Directors are provided sufficiently beforehand with the adequate information, specifically drafted and oriented at preparation of the sessions of the Board and its Committees. Under no circumstances may the importance or reserved nature of such information be used as grounds for noncompliance with the guideline, except in absolutely exceptional circumstances.

"Formal, transparent procedure for the selection of Directors based on a proposal from the Nominating Committee".

Proposals for the appointment of Directors are always made in compliance with the Regulations of the Board and preceded with the relevant favourable report from the Nominating, Compensation and Corporate Governance Committee.

"Existence of regulations that establish the Directors’ obligation to resign in cases where their presence may have a negative affect on the operation of the Board or the credibility or reputation of the Company. Establishment of an age limit for holding Directorships".

The Regulations of the Board of Directors envisages in its Title II the Directors’ obligation to resign in cases where their presence may have a negative influence on the operation of the Board or on the Company’s credibility or reputation. Moreover, pursuant to the provisions established in the Regulations of the Board, Directors must place their office at the disposal of the Board and formalise the relevant resignation when they reach the age of seventy (70). Executive Directors shall cease to hold their offices when they reach the age of sixty-five (65), but may continue to act as Directors, if the Board so decides.

"Regulation of the obligations arising from the general duties of diligence and loyalty of Directors, particularly with regard to situations of conflict of interest, the exploitation of business opportunities and the use of corporate assets".

In keeping with the recommendations of both the Olivencia Code and the Aldama Report, and in compliance with the provisions of the Transparency Law, the Regulations of the Board devotes its entire Title V, comprised of nine articles, to describing in detail the rights and obligations of the Company Directors. This title specifically envisages the general duties of diligence and loyalty of Directors and, in particular, situations of conflict of interest, the exploitation of business opportunities and the use of corporate assets. It also expressly establishes the specific obligations arising from Telefónica’s position as a listed company.

"Formal recognition of Directors’ right to obtain all the information and advice to pursue their supervisory functions and the establishment of suitable arrangements for the exercise of this right".

The Regulations of the Board of Directors formally recognises that Directors are given with the right to obtain information on all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. With a view to avoiding any interruption in the ordinary management of the Company, the exercise of this right to information shall be channelled through the Chairman or Secretary to the Board of Directors, who shall respond to the Directors’ requests, giving them with the information directly or establishing suitable channels within the organisation at the appropriate level.

Likewise, Article 31 of the Regulations of the Board of Directors establishes that for the purpose of assisting the Directors in the exercise of their duties, the external Directors in majority, or any of the Board Committees by majority agreement of its members, may request the engagement of legal, accounting, financial or other experts, at the Company’s expense. Such engagement must necessarily be related to specific problems of certain importance and complexity that arise in the pursuit of their office.

The decision to engage said services must be reported to the Company Chairman and implemented by the Secretary to the Board, except when the Board of Directors does not consider such engagement necessary or appropriate.

"A suitable remuneration policy for Directors, respecting the criteria of moderation, which should be proposed, evaluated and reviewed by the Compensation Committee, and provide detailed, individualised information".

The remuneration policy for Directors is proposed, evaluated and revised by the Nomination, Remuneration and Corporate Governance Committee. In this respect, and pursuant to Article 38 in relation to Article 25 of the Regulations of the Board, the Nomination, Remuneration and Corporate Governance Committee is the competent body for reporting on and proposing to the Board the system of remuneration to Directors and for revising this system periodically in order to ensure its adaptation to the tasks carried out by Directors. The Company gives individualised information each year regarding the compensation received for the holders of offices or posts on the Board in the Annual Company Report. Furthermore, in line with the Aldama Report, external Directors do not participate in any compensation scheme that is linked to the listed value of Company shares.

"Measures to extend the duty of loyalty to significant shareholders and Senior Management".

The duty of loyalty of Directors is extended to significant shareholders, establishing that the Board of Directors reserves the right to be informed of and to authorise all transactions between the Company and any of its significant shareholders. Under no circumstances shall the transaction be authorised without the prior report issued by the Nomination, Remuneration and Corporate Governance Committee, evaluating the transaction from the point of view of parity treatment of shareholders and examining its conditions, which must be normal market conditions. Moreover, and in line with the Aldama report, the Company has also extended the obligations arising from the duty of loyalty to the senior management through the provisions of the Internal Code of Conduct with regards to conflicts of interest.

RELATIONS BETWEEN THE BOARD AND THE MARKETS

"Rapid, accurate and reliable information to the markets and the establishment to this effect of procedures and controls for the communication of information within the Company. Regular financial information drawn up according to the same professional principles and practises as the Annual Accounts and verified by the Audit Committee. The obligation to provide information and transparency, particularly with regards to corporate governance ".

The Regulations of the Board devote various articles to setting out the channels establishing the relationship between the Board of Directors and the Company shareholders, thus ensuring the greatest transparency possible in this relationship.

The Board of Directors of Telefónica, going beyond the requirements established by the legislation in effect, is fully committed to the responsibility of furnishing the markets with rapid, accurate and reliable information. In particular, the periodical financial Company information, as expressly set out in the Regulations of the Board, is drawn up according to the same professional principles and practises as the Annual Accounts and prior to publication is verified by the Audit and Control Committee, in keeping with the functions attributed to this Committee.

Furthermore, in line with the recommendations of the Aldama Report, the Company gives the market with all the information that may be considered relevant for investors. Pursuant to the obligations established in the Finance Law, the Company reports relevant information to the National Securities Market Commission prior to its publication in any other media, as soon as such information is known, or as soon as the decision has been made or the agreement signed with the third parties in question. The Company ensures that its reports of relevant information are true, clear and complete at all times.

Conscious of the relevance of this matter and due to its presence in a great variety of markets, Telefónica has undertaken a firm commitment to transparency understood in this manner. This commitment is evidenced by the commission to its Board of Directors to carry out the acts and adopt the measures necessary to (i) ensure the Company’s transparency in the financial markets, in particular informing such markets of the acts, decisions or circumstances that may be relevant for the price of its shares; and (ii) promote the suitable pricing of the Company shares and, where appropriate, of its subsidiaries, taking special care to avoid manipulation and abuse of confidential information.

RELATIONSHIP BETWEEN THE BOARD AND THE EXTERNAL AUDITORS

"Establishment of measures to monitor the independence of the external auditors".

The Board of Directors has established a stable, professional relationship with the Accounts Auditors through the Audit and Control Committee, with strict respect for the Auditor’s independence, thus fulfilling the recommendations of the Olivencia Code. Therefore, the Audit and Control Committee monitors any situations that may jeopardise the independence of the Company’s external Account Auditor and, in particular, supervises the percentage represented by the fees it is paid by the Company in the audit firm’s total revenues.

Finally, in keeping with the legislation in effect, the Company’s Annual Report includes information regarding the fees paid to the external Accounts Auditor, including fees paid for non-audit services, and that, as indicated in section B.1.29, will be no greater than 2% of the amounts billed for auditing services.

In compliance with the legal requirements established by legislation in the United States in this matter, and in line with the Aldama Report, audit and similar services provided by the external Company Accounts Auditor must be previously approved by the Audit and Control Committee.

THE GENERAL SHAREHOLDERS’ MEETING

"Measures to make the mechanism for the delegation of votes more transparent, and to encourage communication between the Company and its shareholders".

With regards to the mechanism in place for delegation of votes, Article 13 of the Regulations of the General Shareholders’ Meeting establishes that all shareholders with a right to attend may be represented by another party, who need not be a shareholder. The representation must be granted specifically for each Meeting, either using the proxy form printed on the attendance card or in any other way envisaged by law. Likewise, shareholders who do not hold the minimum number of shares required to attend the Meeting (300 shares) may delegate the representation of such shares to a shareholder with the right to attend, or join together with other shareholders in the same situation to reach the minimum number of shares. In this case, the grouping of shareholders must appoint a single representative for the group of shares.

* Amongst the measures established to encourage communication with shareholders, the following should be highlighted:

(i) In addition to the documents and information required by law, incorporation on the Company website of all the information the Company deems appropriate with regards to the aforementioned objectives and, in particular, as an indication, the following:

- The text of all the proposed resolutions to be submitted to the General Shareholders’ Meeting that have been approved by the Board of Directors, without prejudice to their subsequent modification by the Board prior to the date of the Meeting, when legally possible.

- Information regarding the venue of the General Shareholders’ Meeting and describing, if appropriate, the process for access to the hall.

- Procedure for obtaining attendance cards or certificates issued by the legally authorised bodies.

- Means and procedures to grant proxy for the General Shareholders’ Meeting.

- Should they exist, the means and procedures for remote voting.

- All other issues of interest to follow the meeting, such as the existence of media for simultaneous interpreting, audiovisual diffusion of the Meeting or information in other languages.

The Company shareholders may obtain all of the aforementioned information through the corporate website, or may request that it be sent to them free of charge through the mechanisms established on the website for this purpose.

(ii) Means for the shareholders to submit suggestions.

Shareholders may, at all times and after accreditation of their identity as such, make suggestions related to the organisation, operation and competencies of the General Shareholders’ Meeting through the Shareholders’ Office.

Likewise, shareholders may request all the information, documentation and clarification they require in relation to the General Shareholders’ Meeting through the Shareholders’ Office, channelled either through the Company website or by phoning the toll-free line for this purpose.

G   OTHER INFORMATION OF INTEREST

List and explain below the contents of any relevant principles or aspects of corporate governance applied by the company that have not been covered by this report.

This section may include any other relevant, but not reiterative information, clarification or detail related to previous sections of the report.

Specifically, indicate whether the company is subject to corporate governance legislation from any country other than Spain and, if so, include the compulsory information to be provided when this is different from that required for this report.

CLARIFICATIONS

GENERAL CLARIFICATION: It is stated for the record that the information set forth in this Report refers to the Fiscal Year ended December 31st, 2006, except with respect to those matters where a different reference date is specifically indicated.

- Note 1 to Section A.2.] Additionally, at the date of December 31st 2006, Caixa Holding, S.A., Single Shareholder Company, of which the sole shareholder is "la Caixa", had sold 1,404,000 American put options, of which the underlying capital is 0.03% of the share capital of Telefónica, S.A.

- Note 2 to Section A.3.] On February 16th, 2007, the Director Mr. Antonio Massanell Lavilla informed the National Securities Market Commission that as a consequence of his daughter, Ms. Gemma Massanell Bolet, reaching the age of majority, the total number of shares in Telefónica, S.A. that he owned both directly and indirectly had decreased from 2,941 to 2,274 shares (all of them held directly).

Likewise, on March 6th, 2007, the Director Mr. Enrique Used Aznar informed the National Securities Market Commission of his direct acquisition of 15,772 shares in Telefónica, S.A., with the result that the number of direct shares owned by said Director is now 36,000.

Likewise, on March 5th, 2007, the CEO of the Company, Mr. César Alierta Izuel, informed the National Securities Market Commission of the acquisition of 8,200,000 European call actions on shares in Telefónica, S.A., settled by offset, to mature on March 2, 2011 and with an exercise price of 22 euros.

Likewise, on March 13th, 2007, the Director Mr. José María Álvarez-Pallete López, informed the National Securities Market Commission of the direct purchase of 6,200 shares in Telefónica, S.A., with the result that the number of direct shares owned by said Director is now 15,715.

Lastly, on March 20th 2007, the Director Mr. Carlos Colomer Casellas informed the National Securities Market Commission of his indirect acquisition, through the company Ahorro Bursátil, S.A., SICAV, of 3,250 shares in Telefónica, S.A., with the result that the number of indirect shares owned by said Director is now 25,700.

- Note 3 to Section A.5.] During the financial year 2006, Telefónica, S.A. sold its 33% stake in Uno e Bank, S.A. to Banco Bilbao Vizcaya Argentaria, S.A. for the price of 149 million euros, to be paid in four instalments of 37,125,000 euros each, pursuant to the prior agreement entered into between Telefónica and said company.

- Note 4 to Section A.8.] The Board of Directors of the Company, in the session held on March 28th, 2007, agreed to submit a proposed reduction in share capital to the following General Shareholders’ Meeting, to be held on May 9th in the first call or May 10th in the second call. Said reduction would be of 147,633,912 euros, through the repayment of 147,633,912 own shares in treasury stock, in order to increasing the Company’s profit per share, which consequently benefits all shareholders.

- Note 5 to Section B.1.6.] On February 22nd 2007, the Director Mr. Fernando de Almansa Moreno-Barreda was appointed Director of the company Telefónica Móviles México, S.A. de C V

- Note 6 to Section B.1.8.] Sub-section a). The item "Fixed Compensation" includes both the sum of the salaries collected by the Directors in their capacity as executives, and the sum collected by the members of the Board of Directors as a fixed allowance for belonging to the Board of Directors or its Committees.

In order to ensure greater transparency in this area and in accordance with the information provided in the Company Annual Report for the financial year 2006, the salaries and allowances collected by the Directors of Telefónica, S.A. for the year 2006 are detailed below.

*Board of Directors. Fixed allowance collected by each Director (in euros):

Chairman: 240,000.00

Vice Chairman: 200,000.00

Members (Executive, Proprietary, Independent): 120,000.00

Notwithstanding the above, it should be specified that:

(i) Mr. José María Álvarez-Pallete López was appointed Director of Telefónica, S.A. on July 26th 2006, with the sum of the fixed allowance collected from said date to be 50,000 euros.

(ii) Mr. Miguel Horta e Costa occupied the position of Director of Telefónica, S.A. until March 29th 2006, with the sum of the fixed allowance collected by him to that date being 40,000 euros.

(iii) Mr. Luis Lada Díaz occupied the position of Director of Telefónica, S.A. until July 26th 2006, with the sum of the fixed allowance collected by him to that date being 80,000 euros.

(iv) Mr. Mario E. Vázquez occupied the position of Director of Telefónica, S.A. until June 21st 2006, with the sum of the fixed allowance collected by him to that date being 90,050.58 euros.

*Executive Commission. Sum of the fixed allowance collected by each Director forming part of the Executive Commission, according to his or her post (in euros):

Chairman: 80,000.00

Vice Chairman: 80,000.00

Members: 80,000.00

*Other Committees of the Board of Directors

A) Sum of the fixed allowance collected by each Director forming part of the Committees of the Board of Directors, according to his or her post (in euros):

Chairman: 20,000.00

Members: 10,000.00

B) Total sum of per diem allowances provided during the financial year 2006 for attendance of meetings of consultative or control Committee, collected by Directors forming part of said Committees, in total (in euros):

- Audit and Control Committee. –Allowance per session: 1,250.00

- No. of sessions provided: 11

- Total collected: 46,250,00

- Nomination, Remuneration and CG Committee. – Allowance per session: 1,250.00

- No. of sessions provided: 11

- Total collected: 53,750.00

- Human Resources and Corporate Responsibility Committee. – Allowance per session: 1,250.00

- No. of sessions provided: 5

- Total collected: 21,250.00

- Regulation Committee. – Allowance per session: 1,250.00

- No. of sessions provided: 10

- Total collected: 45,000.00

- Service Quality and Customer Service Committee. – Allowance per session: 1,250.00

- No. of sessions provided: 4

- Total collected: 12,500.00

- International Affairs Committee. – Allowance per session: 1,250.00

- No. of sessions provided: 3

- Total collected: 18,750.00

Likewise, the six Directors of the Company who participate in the Advisory Councils of Catalonia, Andalusia, and Valencia collected during the financial year 2006 a total of 78,749.76 euros.

It is also stated that in the financial year 2006, a Directors’ Social Benefits Plan financed exclusively by the Company was passed. This complements the Pension Plan already in place, and requires fixed contributions equivalent to a specific percentage of the fixed remuneration of the Director, according to the professional category of same, and a number of extraordinary contributions according to the circumstances of each Director, to be collected in accordance with the conditions established in said Plan.

In relation with said Social Benefits Plan, the total sum of contributions made by Telefónica, S.A., by the date of December 31st, 2006, is of 11,279,303 euros with reference to the following Executive Directors: Mr. César Alierta Izuel, Mr. José María Álvarez-Pallete López, Mr. Julio Linares López and Mr. Antonio Viana-Baptista.

Finally, it is noted that the General Shareholders’ Meeting of Telefónica, S.A., in its session held on June 21st, 2006, approved the application of a long term incentives plan directed at the Executive Directors and management personnel of Telefónica, S.A. and of other companies in the Telefónica Group, consisting of the transfer to the shareholders selected to this effect, provided the necessary requirements set in the Plan are met, of a specific number of shares in Telefónica, S.A. as variable remuneration.

The total duration initially envisaged for the Plan is of seven years. The Plan is divided into five cycles, each of three years long, each beginning on July 1st ("Start date") and ending on June 30th of the third year following the Start Date ("End Date"). At the start of each cycle, the number of shares to be transferred to the beneficiaries of the plan will be determined according to their level of fulfilment of the objectives set. Said transfer will take place, where appropriate, after the End Date of each cycle. The cycles are independent among themselves, with the first cycle starting on July 1st 2006 (with transfer of shares, where appropriate, from July 1st 2009) and the fifth cycle will start on July 1st 2010 (with transfer of shares, where appropriate, from July 1st 2013).

With regard to said Incentive Plan, the maximum number of shares corresponding to the first cycle of the Plan that will be transferred to each of the Executive Directors of Telefónica, S.A., in the case of fulfilment of the conditions set for transfer, is as follows: Mr. César Alierta Izuel, 129,183 shares; Mr. José María Álvarez-Pallete López, 62.354 s h a r e s ; Mr. Peter Erskine, 181,762 shares; Mr. Julio Linares López, 65,472 shares; and Mr. Antonio Viana-Baptista, 62,354 shares.

- Note 7 to Section B.1.8.] sub-section b). The item "Fixed Compensation" includes both the sum of salaries collected from other companies in the Telefónica Group by the members of the Board of Directors in their capacity as executives, and the sum collected by the members of the Board of Directors as a fixed allowance for belonging to the Board of Directors of one of the companies in the Group, or one of their respective Committees.

It is also specified that the sum encompassed by the item "Share options and/or other financial instruments" corresponds to the valuation of the 90,868 shares that the Director Mr. Antonio Viana-Baptista received on application of the Share Options Plan for the Company Telefónica Móviles, S.A. (the MOS Plan), as stated in the communication recorded in the National Securities Market Commission on the date of July 13th 2006.

- Note 8 to Section B.1.9.] With regard to the remuneration collected by Senior Managers who do not belong to the Board of Directors as executives, it should be noted that the sum given includes the remuneration collected for the months from January to June of 2006 by Mr. José María Álvarez-Pallete López, as his appointment as Director took place in July of that year.

Likewise and with regard to the abovementioned Directors' Social Benefits Plan, it should be noted that the total sum of contributions made by Telefónica, S.A., to December 31st 2006, is a total of 4,571,434 euros in relation to the four Senior Managers who comprised the Senior Management of the Company on the date mentioned.

Additionally and with regard to the abovementioned Long Term Incentives Plan approved by the Ordinary General Shareholders’ Meeting on June 21st 2006, it should be noted that the maximum number of shares corresponding to the first cycle that shall be transferred to the four managers making up the Senior Management of the Company, in the case of fulfilment of the conditions set for their transfer, will be 157,046 shares.

- Note 9 to Section B.1.10.] In general terms, senior management contracts for members of the Executive Commission include a compensation clause consisting of three annual payments, plus an additional payment depending on their seniority in the Company. Such annual payments comprise the last fixed remuneration ant the arithmetic mean of the sum of the last two variable remuneration payments collected under the contract.

- Note 10 to Section B.1.24] Pursuant to the requirements of the US securities laws, the information set forth in the Annual Report on form 20-F (which includes the consolidated Annual Accounts of Telefónica Group) registered with the Securities and Exchange Commission is certified by the Executive Chairman of the Company, Mr. César Alierta Izuel, and by the Chief Financial Officer, Mr. Santiago Fernández Valbuena. However, this certification takes place after such Accounts have been prepared by the Board of Directors of the Company.

- Note 11 to Section B.1.30] Fiscal year 1983 was the first fiscal year audited by an independent auditing firm. Prior to that date, the financial statements were reviewed by "censores de cuentas" [chartered accountants]. 1983 is therefore the date used as the base for calculating the percentage for purposes of auditing the Individual Annual Accounts of Telefónica, S.A., and 1991 is the date used to calculate the percentage for the purposes of the Consolidated Annual Accounts, because 1991 was the first fiscal year for which the Annual Consolidated Accounts of Grupo Telefónica were prepared.

- Note 12 to Section C.1.] * The following operations included in the table under the section "Others" are derivative operations contracted in market conditions:

"La Caixa" - Grupo Telefónica - Contractual - Others – 1,233

BBVA - Grupo Telefónica - Contractual - Others – 215,825

BBVA - Telefónica, S.A. - Contractual - Others – 3,299,961

• The following operation included in the table under the heading "Others" is an account to be collected with BBVA for the sale of financial fixed assets:

BBVA - Telefónica, S.A. - Contractual - Others – 111,375

Telefónica, S.A. sold its 33% stake in Uno e Bank, S.A. to Banco Bilbao Vizcaya Argentaria, S.A. for the price of 149 million euros, to be paid in four instalments of 37,125,000 euros each, pursuant to the prior agreement entered into between Telefónica and said company. The balance remaining to be collected on December 31st 2006 is of 111 million euros.

* Likewise, Telefónica and BBVA signed an agreement establishing the procedure and conditions for the incorporation into Atento, a subsidiary of the Telefónica Group, of the national and international "contact center" business of the BBVA Group.

* Lastly, and in addition to the information included in this section, the companies of the Telefónica Group provide telecommunications and telemarketing services to various companies of the BBVA Group and La Caixa, on market terms.

------------------------------------------------------------------------------------------------------------------

This annual corporate governance report was approved by the Company’s Board of Directors at its session held on 28-03-2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Telefónica, S.A.
Date:	April 3rd, 2007	By:	/s/Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors